UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 26, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held:

Place:  The Fairmont Royal York

Library Room

100 Front Street West

Toronto, Ontario

Date:   June 9, 2016

Time:  10:00 a.m. (eastern time)

The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2015 and the auditor’s report thereon;

2.	elect directors of the Corporation to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the accompanying Management Information Circular (the “Circular”), accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Circular;

5.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule B to the Circular, confirming By-Law 2015-1 of the Corporation, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”;

6.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule D to the Circular, ratifying and approving the Shareholder Rights Plan of the Corporation; and

7.	transact such other business as may properly be brought before the Meeting.

The accompanying Management Information Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

The Corporation has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Corporation who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Further information about Notice-and-Access is contained in the accompanying Circular; Beneficial Shareholders may also contact the Corporation toll free at 866-202-4713 for information regarding Notice-and-Access.

The Corporation will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular, related materials and the Annual Report via prepaid mail.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 and 3 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with our transfer agent and registrar, CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 5:00 p.m. (eastern time) on June 8, 2016 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof.

Shareholders may also vote their shares by telephone or through the Internet using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on April 26, 2016 will be entitled to receive notice of and vote at the Meeting.

DATED at Montreal, Canada

April 26, 2016

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Neil Wiener
Neil Wiener
Secretary

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INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held at 10:00 a.m. (eastern time) on Thursday, June 9, 2016 at The Fairmont Royal York, Library Room, 100 Front Street West, Toronto, Ontario. The purposes of the meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2015 and the auditor’s report thereon;

2.	elect directors of the Corporation to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the Management Information Circular dated April 26, 2016 (the “Circular”), accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Circular;

5.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule B to the Circular, confirming By-Law 2015-1 of the Corporation, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”;

6.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule D to the Circular, ratifying and approving the Shareholder Rights Plan of the Corporation; and

7.	transact such other business as may properly be brought before the Meeting.

Additional information on the above matters can be found in the Circular under the heading “Business of the Meeting”.

Notice-and-Access

The Corporation has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Corporation who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting the Corporation toll free at 866-202-4713.

The Corporation will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular, related materials and the Corporation’s 2015 annual report via prepaid mail.

Websites Where Materials are Posted

The Circular, this notice of meeting, the form of proxy, voting instruction form and the Corporation’s 2015 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2015 and the related Management’s Discussion and Analysis (collectively, the “Meeting Materials”) are available on the Corporation’s website at www.itape.com and under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Circular and other Meeting Materials before voting.

How to Obtain Paper Copies of Meeting Materials

Beneficial Shareholders may obtain paper copies free of charge of the Circular, other Meeting Materials and the Corporation’s 2015 annual report by contacting the Corporation toll free at 866-202-4713 or by email at Itp$info@itape.com. Any request for paper copies should be received by the Corporation by 5:00 p.m. (eastern time) on May 25, 2016 in order to allow sufficient time for a Beneficial Shareholder to receive the paper copy and return the voting instruction form or proxy by its due date.

Voting

The Board of Directors has fixed the close of business on April 26, 2016 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

If you are a Beneficial Shareholder, accompanying this notice of meeting are a voting instruction form and a supplemental mailing list return card for use by shareholders who wish to receive the Corporation’s interim financial statements for the 2016 fiscal year. If you receive these materials through your broker or another intermediary, please complete, sign and return the materials in accordance with the instructions provided to you by such broker or other intermediary.

Registered Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 and 3 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with the Corporation’s transfer agent and registrar, CTS Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 5:00 p.m. (eastern time) on June 8, 2016 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof. Registered Shareholders may also vote their shares by telephone or through the internet using the procedures described in the enclosed form of proxy.

Dated this 26th day of April, 2016.	BY ORDER OF THE BOARD OF DIRECTORS

	By:	/s/ Neil Wiener
Neil Wiener
Secretary

Management Information Circular

Notice of 2016 Annual and Special Meeting

to be held on June 9, 2016

INVITATION TO SHAREHOLDERS

April 26, 2016

Dear Shareholders:

On behalf of the Board of Directors, management and employees of Intertape Polymer Group Inc. (the “Corporation”), I invite you to attend the annual and special meeting of shareholders of the Corporation to be held at 10:00 a.m. (eastern time) on June 9, 2016 at The Fairmont Royal York, Library Room, 100 Front Street West, Toronto, Ontario.

The items of business to be considered at this meeting are described in the Notice of Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. and accompanying Management Information Circular. The contents and the distribution of the Management Information Circular have been approved by the Board of Directors.

Your participation at this meeting is very important to the Corporation. I encourage you to vote, which can easily be done by following the instructions set out in the Management Information Circular. Management will review the Corporation’s operational and financial performance during 2015 and provide an outlook for 2016. You will also have an opportunity to ask questions and to meet your directors and executives.

Many of the Corporation’s public documents are available under “Investor Relations” on the Corporation’s website at www.itape.com. I encourage you to visit the website during the year for information about the Corporation, including news releases and investor presentations. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

I look forward to seeing you at the meeting.

Yours sincerely,

Gregory A. C. Yull

Chief Executive Officer and President

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held:

Place:  The Fairmont Royal York

Library Room

100 Front Street West

Toronto, Ontario

Date:   June 9, 2016

Time:  10:00 a.m. (eastern time)

The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2015 and the auditor’s report thereon;

2.	elect directors of the Corporation to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the accompanying Management Information Circular (the “Circular”), accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Circular;

5.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule B to the Circular, confirming By-Law 2015-1 of the Corporation, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”;

6.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule D to the Circular, ratifying and approving the Shareholder Rights Plan of the Corporation; and

7.	transact such other business as may properly be brought before the Meeting.

The accompanying Management Information Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

The Corporation has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Corporation who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Further information about Notice-and-Access is contained in the accompanying Circular; Beneficial Shareholders may also contact the Corporation toll free at 866-202-4713 for information regarding Notice-and-Access.

The Corporation will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular, related materials and the Annual Report via prepaid mail.

1

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 and 3 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with our transfer agent and registrar, CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 5:00 p.m. (eastern time) on June 8, 2016 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof.

Shareholders may also vote their shares by telephone or through the Internet using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on April 26, 2016 will be entitled to receive notice of and vote at the Meeting.

DATED at Montreal, Canada

April 26, 2016

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Neil Wiener
Neil Wiener
Secretary

2

i

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (the “Corporation”) of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set out in the Notice of Meeting and all adjournments thereof. Except as otherwise stated, the information contained herein is given as of March 31, 2016 and all dollar amounts in this Circular are in U.S. dollars. The solicitation of proxies by management will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation.

INTERNET AVAILABILITY OF PROXY MATERIALS

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of Proxy-Related Materials (as defined below) to shareholders who do not hold common shares of the Corporation (“Shares”) in their own names (referred to herein as “Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to this Circular, the Notice of Meeting, a voting instruction form and the Corporation’s 2015 annual report containing the Corporation’s annual audited consolidated financial statements as of and for the year ended December 31, 2015 and the related Management’s Discussion and Analysis.

The use of the Notice-and-Access rules is more environmentally friendly as it helps reduce paper use. It also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting CST Trust Company toll free at 800-387-0825 (within North America) or 416-682-3860 (outside North America).

The Corporation is not using Notice-and-Access for delivery to shareholders who hold their Shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of this Circular, related materials and the Corporation’s 2015 annual report via prepaid mail.

Websites Where Proxy-Related Materials are Posted

The Proxy-Related Materials are available on the Corporation’s website at www.itape.com and under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Proxy-Related Materials, including this Circular, before voting.

Notice Package

Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders will receive paper copies of a notice package (“Notice Package”) via prepaid mail containing information prescribed by NI 54-101 such as the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a voting instruction form (“VIF”), and supplemental mail list return card for Beneficial Shareholders to request that they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2016 fiscal year.

How to Obtain Paper Copies of Proxy-Related Materials

Beneficial Shareholders may obtain paper copies of this Circular, the Corporation’s 2015 annual report and other Proxy-Related Materials free of charge by contacting the Corporation toll free at 866-202-4713 or by email at Itp$info@itape.com. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Corporation by 5:00 p.m. (eastern time) on May 25, 2016 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their voting instruction form by its due date.

APPOINTMENT AND REVOCATION OF PROXIES

General

As mentioned above, shareholders may be “Registered Shareholders” or “Beneficial Shareholders”. If Shares are registered in the name of an intermediary and not registered in the shareholder’s name, they are said to be owned by a “Beneficial Shareholder”. An intermediary is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates. The instructions provided below set out the different procedures for voting Shares at the Meeting to be followed by Registered Shareholders and Beneficial Shareholders.

The persons named in the enclosed instrument appointing a proxy holder are officers or directors of the Corporation. Each shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act for him at the Meeting other than the persons designated in the enclosed form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. Shareholders who have given a proxy also have the right to revoke it insofar as it has not been exercised. The right to appoint an alternate proxy holder and the right to revoke a proxy may be exercised by following the procedures set out below under “Registered Shareholders” or “Beneficial Shareholders”, as applicable.

If any shareholder receives more than one proxy or voting instruction form, it is because that shareholder’s Shares are registered in more than one form. In such cases, shareholders should sign and submit all proxies or voting instruction forms received by them in accordance with the instructions provided.

Registered Shareholders

Registered Shareholders have two methods by which they can vote their Shares at the Meeting; namely in person or by proxy. To assure representation at the Meeting, Registered Shareholders are encouraged to return the proxy included with this Circular. Sending in a proxy will not prevent a Registered Shareholder from voting in person at the Meeting. The vote will be taken and counted at the Meeting. Registered Shareholders who do not plan to attend the Meeting or do not wish to vote in person can vote by proxy.

To be valid, the duly-completed form of proxy must be deposited at the offices of CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6 prior to 5:00 p.m. (eastern time) on June 8, 2016 or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof. A Registered Shareholder may return the completed proxy as follows:

(a)	by mail in the enclosed envelope; or

(b)	by the Internet (by accessing the following Internet site: www.cstvotemyproxy.com and entering the personalized thirteen-digit e-voting control number printed on the form of proxy and following the instructions on the website); or

(c)	by telephone by calling 1-888-489-7352 as described on the enclosed proxy; or

(d)	by email by scanning the proxy and emailing it to proxy@canstockta.com; or

(e)	by registered mail, by hand or by courier to the attention of CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6.

To exercise the right to appoint a person or company to attend and act for a Registered Shareholder at the Meeting, such shareholder must strike out the names of the persons designated on the enclosed instrument appointing a proxy and insert the name of the alternate appointee in the blank space provided for that purpose. The instrument appointing a proxy holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

To exercise the right to revoke a proxy, in addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing, executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly-authorized officer or attorney thereof, and deposited: (i) with CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6 at any time up to and including prior to 5:00 p.m. (eastern time) on June 8, 2016, or (ii) with the Chairman of the Meeting on the date of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

BENEFICIAL SHAREHOLDERS

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs”. Beneficial Shareholders who have objected to their intermediary disclosing the ownership information about themselves to the Corporation are referred to as “OBOs”.

As mentioned above, the Corporation is using Notice-and-Access to provide Proxy-Related Materials to Beneficial Shareholders. Therefore, a Notice Package will be sent via prepaid mail directly to the NOBOs and, indirectly, through intermediaries to the OBOs; the Corporation is assuming the cost of such delivery to OBOs.

Meeting Materials Received by OBOs from Intermediaries

The Corporation has distributed copies of the Notice Package to intermediaries for distribution to OBOs. Intermediaries are required to deliver the Notice Package to all OBOs of the Corporation who have not waived their right to receive these materials, and to seek instructions as to how to vote Shares. Often, intermediaries will use a service company (such as, for example, Broadridge Financial Solutions, Inc.) to forward the Notice Package to OBOs.

OBOs who receive the Notice Package will typically be given the ability to provide voting instructions in one of two ways:

(a)	Generally, an OBO will be given a VIF which must be completed and signed by the OBO in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for Registered Shareholders cannot be used and the instructions provided by the intermediary must be followed.

(b)	Occasionally, an OBO may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Shares owned by the OBO but is otherwise not completed. This form of proxy need not be signed by the OBO but must be completed by the OBO and returned to CST Trust Company in the manner described above for Registered Shareholders.

The purpose of these procedures is to allow OBOs to direct the proxy voting of the Shares that they own but that are not registered in their name. Should an OBO who receives either a form of proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on its behalf), the OBO should strike out the persons named in the form of proxy as the proxy holder and insert the OBO’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions provided by the intermediary. In either case, OBOs who received a Notice Package from their intermediary should carefully follow the instructions provided by the intermediary.

To exercise the right to revoke a proxy, an OBO who has completed a proxy (or a VIF, as applicable) should carefully follow the instructions provided by the intermediary.

Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the OBO with respect to the voting of certain Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such “non-votes” will, however, be counted in determining whether there is a quorum at the Meeting.

Meeting Materials Received by NOBOs from the Corporation

As permitted under NI 54-101, the Corporation has used a NOBO list to send the Notice Package directly to the NOBOs whose names appear on that list. If you are a NOBO and the Corporation’s transfer agent, CST Trust Company, has sent the Notice Package directly to you, your name and address and information about your holdings of Shares have been obtained from the intermediary holding such shares on your behalf in accordance with applicable securities regulatory requirements.

As a result, NOBOs can expect to receive in the Notice Package a scannable VIF from CST Trust Company. Please complete and return the VIF to CST Trust Company in the envelope provided. In addition, telephone voting and internet voting are available, as further described in the VIF. Instructions with respect to the procedures for telephone and internet voting can be found in the VIF. CST Trust Company will tabulate the results of VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by VIFs received by CST Trust Company.

By choosing to send the Notice Package to you directly, the Corporation (and not the intermediary holding Shares on your behalf) has assumed responsibility for delivering the Notice Package to you and executing your proper voting instructions. The intermediary holding Shares on your behalf has appointed you as the proxy holder of such shares, and therefore you can provide your voting instructions by completing the proxy included with this Circular in the same way as a Registered Shareholder. Please refer to the information under the heading “ Appointment and Revocation of Proxies—Registered Shareholders” for a description of the procedure to return a proxy, your right to appoint another person or company to attend the meeting, and your right to revoke the proxy.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the Registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxy holder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

EXERCISE OF DISCRETION BY PROXIES

Where a choice is specified, the Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or ballot that may be called. Where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. Accordingly, in the absence of any direction to the contrary, Shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy will be voted FOR the: (i) election of directors, (ii) appointment of the auditor and authorization of the directors to fix its remuneration, (iii) resolution accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed in the Circular, (iv) resolution confirming By-law 2015-1 of the Corporation, and (v) resolution ratifying and approving the Shareholder Rights Plan of the Corporation, the whole as stated under such headings in this Circular.

The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case, it is their intention to vote in accordance with the recommendations of management of the Corporation.

VOTING SHARES

As of March 31, 2016, there were 58,559,085 Shares issued and outstanding. Each Share entitles the holder thereof to one vote. The Corporation has fixed April 26, 2016 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act (the “CBCA”), the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of Shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the Shares shown opposite the shareholder’s name at the Meeting. The list of shareholders is available for inspection during usual business hours at the registered office of the Corporation, 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9 and at the Meeting.

PRINCIPAL SHAREHOLDER

As of March 31, 2016, to the knowledge of the directors and executive officers of the Corporation, the following is the only person who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the issued and outstanding Shares:

Name	Number of Shares held	Percentage
FMR LLC(1)	8,193,799	13.97

(1)	Based solely on a report dated February 12, 2016 filed by FMR LLC with the United States Securities and Exchange Commission.

BUSINESS OF THE MEETING

Receiving the Financial Statements

The audited consolidated financial statements of the Corporation as of and for the year ended December 31, 2015 and the Auditor’s Report thereon will be placed before the Meeting. These audited consolidated financial statements may be obtained from the Corporation upon request and will be available at the Meeting. The audited consolidated financial statements of the Corporation as of and for the fiscal year ended December 31, 2015 are available on the Corporation’s website at www.itape.com under “Investor Relations”. They have also been filed with the Canadian securities regulatory authorities as well as the United States Securities and Exchange Commission (the “SEC”) and are available under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States).

Election of Directors

The Corporation’s Articles of Amalgamation provide that the Corporation shall have a minimum of three and a maximum of eleven directors. The Board of Directors has fixed the number of directors at nine for the year to come. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until the election of his successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nine nominees whose names appear on pages 2 to 20 hereof. Management does not expect that any of the nominees will be unable to serve as a director.

Appointment of Auditor

Management and the Board of Directors propose that Raymond Chabot Grant Thornton LLP be appointed as the Corporation’s auditor until the close of the next annual meeting of shareholders. Raymond Chabot Grant Thornton LLP have been the Corporation’s auditor for more than five years.

The Audit Committee has a policy that restricts the services that may be provided by, and the fees paid to, the auditor. All services provided by the auditor must be permitted by law and by the Audit Committee policy and be pre-approved by the Audit Committee in accordance with the policy. Fees paid to the auditor for the past two fiscal years ended December 31, 2015 and 2014 are set out below:

	2015 (CDN$)	2014 (CDN$)
Audit Fees	790,500	953,000
Audit-Related Fees	59,000	5,850
Tax Fees	257,620	114,275
All Other Fees	—	—

Total	1,107,120	1,073,125

The nature of each category of fees is described below.

Audit Fees. Audit fees were for professional services rendered for the integrated audit of the Corporation’s consolidated financial statements and internal control over financial reporting, assisting the Audit Committee in discharging its responsibilities for the review of the Corporation’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the Canadian securities regulatory authorities and the SEC.

Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards.

Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation.

All Other Fees. All other fees were for services provided other than the audit fees, audit-related fees and tax fees described above. No such fees have been billed in the last two fiscal years.

Except where authorization to vote with respect to the appointment of the auditor is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton LLP as the auditor of the Corporation until the next annual meeting of shareholders, at remuneration to be determined by the Board of Directors.

Advisory “Say on Pay” Vote on Executive Compensation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable adopt an advisory, non-binding or “Say on Pay” resolution in the form annexed as Schedule A to the Circular, accepting the Corporation’s approach to executive compensation as disclosed in this Circular. See “Advisory Vote on Executive Compensation” below for information regarding the advisory, non-binding vote. The Board of Directors recommends that shareholders vote in favour of the resolution accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed in the Circular. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing advisory, non-binding resolution.

Confirmation of By-law 2015-1 of the Corporation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, adopt a resolution in the form annexed as Schedule B to the Circular, confirming By-law 2015-1 of the Corporation, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”, as required by the CBCA. See “Confirmation of By-law 2015-1 of the Corporation – Advance Notice Requirement for the Nomination of Directors” below for information regarding the proposed confirmation of By-law 2015-1. The Board of Directors recommends that shareholders vote in favour of the resolution confirming By-law 2015-1. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing resolution.

Ratification of Shareholder Rights Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable adopt, a resolution in the form annexed as Schedule D to the Circular, ratifying and approving the Shareholder Rights Plan of the Corporation, as required by the Toronto Stock Exchange (the “TSX”). See “Ratification of Shareholder Rights Plan” for information regarding the proposed ratification and approval of the Shareholder Rights Plan. The Board of Directors recommends that shareholders vote in favour of the resolution ratifying and approving the Shareholder Rights Plan. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing resolution.

Other Matters

Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case it is their intention to vote in accordance with the recommendations of management of the Corporation.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, as part of the Corporation’s commitment to strong corporate governance practices, shareholders will have an opportunity to cast an advisory or “Say on Pay” vote on the Board of Directors’ approach to executive compensation. The Corporation currently intends to hold an advisory “Say on Pay” vote at each annual meeting as part of its process of shareholder engagement.

The purpose of a “Say on Pay” advisory vote is to provide shareholders with an opportunity to indicate their acceptance of the Board of Directors’ overall approach to executive compensation. The Board of Directors, through its Human Resources and Compensation Committee, remains fully responsible for compensation decisions and is not relieved of these responsibilities by either a positive or negative advisory vote by shareholders. The vote by shareholders is advisory only and non-binding on the Board of Directors and the Corporation. However, the Board of Directors and the Human Resources and Compensation Committee will consider the outcome of the vote as part of an ongoing review of the executive compensation program of the Corporation together with feedback received from shareholders in the course of regular communications.

The Board of Directors diligently reviews the Corporation’s executive compensation plans and consults third-party experts to design the terms of these plans relative to the current marketplace. To fully understand the objectives, philosophy and principles the Board of Directors has used in its approach to executive compensation decisions, shareholders should carefully read the section of the Circular entitled “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” starting on page 31 of this Circular.

That section describes the Corporation’s compensation philosophy, the objectives and elements of the program, the measurement and assessment process used by the Corporation and why a large portion of the Corporation’s executive compensation is linked to business performance and earned over the longer term, thereby aligning the interests of the Corporation’s executives with those of its shareholders.

Shareholders are encouraged, prior to casting their votes at the Meeting, to provide any specific feedback, questions or concerns they may have regarding executive compensation directly to the Board of Directors by writing to the attention of the Chairman of the Board at the following address: 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP.

The Board of Directors recommends that shareholders vote FOR the advisory, non-binding resolution accepting the Corporation’s approach to executive compensation. Unless otherwise specified, the persons named in the accompanying form of proxy or voting instruction form intend to vote FOR the advisory, non-binding resolution accepting the Corporation’s approach to executive compensation. The text of the resolution accepting the Corporation’s approach to executive compensation is annexed as Schedule A to this Circular.

CONFIRMATION OF BY-LAW 2015-1 OF THE CORPORATION – ADVANCE

NOTICE REQUIREMENT FOR THE NOMINATION OF DIRECTORS

On November 11, 2015, the Board of Directors adopted By-Law 2015-1 of the Corporation, a copy of which is annexed to this Circular as Schedule C. At the Meeting, shareholders will be asked to consider a resolution, annexed to this Circular as Schedule B, confirming By-law 2015-1.

By-law 2015-1 provides a clear process for shareholders to follow to nominate directors and sets out a reasonable time frame for nominee submissions along with a requirement for accompanying information. The purpose of By-law 2015-1 is to treat all shareholders fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, By-law 2015-1 is intended to facilitate an orderly and efficient meeting process.

By-law 2015-1 includes a provision that requires advance notice to the Corporation in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Corporation other than pursuant to (i) a requisition to call a shareholders’ meeting made pursuant to the provisions of the CBCA, or (ii) a shareholder proposal made pursuant to the provisions of the CBCA.

Among other things, By-law 2015-1 fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets out the information that a shareholder must include in the notice to the Corporation in order for the notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The above is a summary of By-law 2015-1; shareholders are urged to review By-law 2015-1 in its entirety.

By-law 2015-1 entered into effect on November 11, 2015 when it was adopted by the Board of Directors of the Corporation. Under the CBCA, the directors must submit a by-law to the shareholders at the next meeting of shareholders following its adoption, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law. Accordingly, at the Meeting, shareholders will be asked to consider and if deemed advisable, adopt an ordinary resolution confirming By-law 2015-1. Under the CBCA, in order to remain in effect, By-law 2015-1 must be confirmed by shareholders at the Meeting. If By-law 2015-1 is not confirmed by shareholders at the Meeting, it will cease to have effect. The Board of Directors recommends that shareholders vote FOR the resolution confirming By-law 2015-1. Unless otherwise specified, the persons named in the accompanying form of proxy or voting instruction form intend to vote FOR the resolution confirming By-law 2015-1. The text of the resolution confirming By-law 2015-1 is annexed as Schedule B to this Circular.

RATIFICATION OF SHAREHOLDER RIGHTS PLAN

On December 14, 2015, the Board of Directors of the Corporation entered into a Shareholder Rights Plan Agreement with CST Trust Company, as rights agent. The Shareholder Rights Plan (the “Rights Plan”) was adopted to (i) provide shareholders and the Board of Directors with adequate time to consider and evaluate any take-over bid made for the outstanding Shares; (ii) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives to any such take-over bid; (iii) encourage the fair treatment of shareholders in connection with any take-over bid made for the outstanding Shares; and (iv) generally prevent any person from acquiring beneficial ownership of or the right to vote more than 20% of the outstanding Shares (or where such person already owns more than 20% of the Shares, from acquiring ownership of or the right to vote any additional Shares) while this process is ongoing or entering into arrangements or relationships that have a similar effect.

Under the policies of the TSX, the Rights Plan must be ratified by the shareholders of the Corporation at a meeting held within six months following the adoption of the Rights Plan, failing which the Rights Plan must be immediately cancelled and any rights issued thereunder must be immediately redeemed or cancelled. Accordingly, at the Meeting, shareholders will be asked to approve a resolution in the form annexed as Schedule D to the Circular, ratifying and approving the Rights Plan.

Subject to ratification by shareholders at the Meeting, the Rights Plan will be in effect until the end of the annual meeting of the shareholders to be held in 2019, unless shareholders adopt a resolution for the continuance of the Rights Plan prior to or at such meeting.

The following description of the Rights Plan is qualified in its entirety by the terms of the Rights Plan Agreement entered into between the Corporation and CST Trust Company.

The objective of the Rights Plan is to provide the Board of Directors of the Corporation with additional time, in the event of an unsolicited take-over bid, to develop and propose alternatives to the bid and negotiate with the offeror, as well as to ensure, to the extent possible, that all of the Corporation’s shareholders will be treated equally and fairly in connection with any take-over bid for the Corporation, and lessen the pressure on shareholders to tender to a bid.

The Rights Plan is designed to prevent the use of coercive and/or abusive take-over techniques and to encourage any potential acquirer to negotiate directly with the Board of Directors for the benefit of all of the Corporation’s shareholders. In addition, the Rights Plan is intended to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of the Corporation.

The Rights Plan utilizes the mechanism of a “Permitted Bid” (as defined therein) to attempt to ensure that a person seeking to acquire beneficial ownership of 20% or more of the Corporation’s Shares gives shareholders and the Board of Directors sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered.

The Rights Plan will provide the Board of Directors with time to review any unsolicited take-over bid that may be made and to take action to identify, develop and negotiate value-enhancing alternatives, if appropriate, to any unsolicited take-over bid. The Rights Plan attempts to protect shareholders by requiring all potential offerors to comply with the conditions specified in the Permitted Bid provisions, failing which such offerors are subject to the dilutive features of the Rights Plan. By creating the potential for substantial dilution of an offeror’s position, the Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach the Board of Directors with a view to negotiation.

Operation of the Rights Plan

Pursuant to the Rights Plan, one Right was issued in respect of each Share issued and outstanding on the date of signature of the Rights Plan Agreement entered into between the Corporation and CST Trust Company. In addition, one Right will be issued for each additional Share issued thereafter. Each Right initially entitles the registered holder thereof to purchase from the Corporation one Share at a price equal to (i) until the “Separation Time” (as defined in the Rights Plan), an amount equal to four times the “Market Price” (as defined in the Rights Plan), from time to time, per Share; and (ii) from and after the Separation Time, an amount equal to four times the Market Price, as at the Separation Time, per Share, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.

Trading and Exercise of Rights

Until the Separation Time, the Rights trade together with the Shares. After the Separation Time, the Rights are exercisable, and are transferable separately from the Shares.

Flip-In Event

The acquisition by a person or any of its affiliates or associates or any person acting jointly or in concert with any of them of beneficial ownership of 20% or more of the Shares, other than by way of a Permitted Bid or certain other exceptions, is referred to as a “Flip-In Event”. Any rights beneficially owned by an “Acquiring Person” upon the occurrence of a Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase Shares from the Corporation with an aggregate Market Price on the date of consummation or occurrence of the Flip-In Event equal to twice the “Exercise Price” (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(1)	the take-over bid must be made by way of a take-over bid circular;

(2)	the take-over bid must be made to all holders of Shares as registered in the books of the Corporation (other than Shares held by the offeror or any associate or affiliate of the offeror or any person acting jointly or in concert with any of them);

(3)	the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that: (i) no Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date that is earlier than 60 days following the date on which the take-over bid was made or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law; and (ii) no Shares shall be taken up or paid for pursuant to the take-over bid unless at the date referred to in (i) above, more than 50% of the aggregate outstanding Shares held by “independent shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(4)	the take-over bid must contain an irrevocable and unqualified provision that unless the take-over bid is withdrawn, Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Shares may be first taken up and paid for as provided in clause (3)(i) above and that any Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(5)	the take-over bid must contain an irrevocable and unqualified provision that unless the take-over bid is withdrawn, if on the date on which Shares may be taken up or paid for, more than 50% of the aggregate outstanding Shares held by “independent shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Shares for not less than ten business days from the date of such public announcement.

The usual provisions regarding “permitted lock-up agreements” are included in the Rights Plan.

The Rights Plan allows a competing bid to be made while a Permitted Bid or a “Competing Permitted Bid” (as defined in the Rights Plan) (the “Prior Bid”) is in existence. A competing bid must satisfy all the requirements of a Permitted Bid, except that Shares may be taken up under a competing bid only on the later of (i) 35 days after the date of the competing bid or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law; and (ii) the earliest date on which Shares may be taken up or paid under any Prior Bid in existence at the date of competing bid.

Waiver and Redemption

The Board of Directors may, prior to a Flip-In Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-In Event relating to a take-over bid to all holders of Shares provided that, if waived or deemed to have been waived in respect of any take-over bid made to all shareholders, it shall thereafter be deemed to have been waived in respect of any other take-over bid made to all shareholders prior to the expiry of the former take-over bid. At any time prior to the occurrence of a Flip-In Event, the Board of Directors may, with the prior consent of the holders of Rights, redeem all, but not less than all, of the then-outstanding Rights at a redemption price of $0.00001 each.

In order to be adopted, the resolution ratifying and approving the Rights Plan requires a majority of the votes cast by shareholders voting in person or by proxy at the Meeting. The resolution ratifying and approving the Rights Plan is annexed as Schedule D to the Circular. The Board of Directors recommends that shareholders vote FOR the resolution ratifying and approving the Rights Plan. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the resolution ratifying and approving the Rights Plan.

A copy of the Rights Plan is available under the Corporation’s profile on SEDAR at www.sedar.com and can be obtained at no charge by contacting the Secretary of the Corporation at 9999 Cavendish Blvd., Suite 200, Ville St Laurent, Québec H4M 2X5, telephone (514) 731-7591.

ELECTION OF DIRECTORS

Number of Directors

The Board of Directors currently consists of nine directors. The Board of Directors has fixed the number of directors at nine for the year to come. The persons named in the enclosed form of proxy intend to vote for the election of the nine nominees whose names are set out below. Each director will hold office until the next annual meeting of shareholders or until the election of his or her successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.

The Nominated Directors

The following are profiles of each of the nine persons proposed to be nominated for election as a director. Information regarding the number of Shares, stock options, stock appreciation rights (“SARs”) and deferred share units (“DSUs”) held or over which control or direction is exercised by each director was provided to the Corporation by the respective directors.

Phoenix, Arizona, U.S.A. Current position with the Corporation: Director Director since: September 2007 Age: 63 Independent

Robert M. Beil

Bob Beil worked for The Dow Chemical Company for more than 31 years, until September 2006. Mr. Beil held numerous positions in Sales, Marketing, Business and Executive Management at Dow Chemical, including serving as the North American Commercial Vice President for Dow’s Plastics Business. In this role, he was responsible for sales and marketing of more than $2 billion of polyethylene, polypropylene and polystyrene resins to Dow Chemical’s customers in all market segments in the United States, Canada and Mexico. Prior to his retirement, Mr. Beil was Corporate Vice President with functional oversight for all of Sales and Marketing at Dow Chemical.

Principal occupation(1): Retired.

Areas of Expertise:

Marketing/Sales

Human Resources/Compensation

Packaging Industry

Manufacturing/Operations

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Human Resources and Compensation Committee (chairman) Corporate Governance and Nominating Committee (member)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with directors’ minimum share ownership requirement
49,493	$921,065(2)	Yes

(1)	Mr. Beil has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

lle Bizard, Québec, Canada Current position with the Corporation: Chairman of the Board of Directors Director since: June 2007 Age: 72 Independent

George J. Bunze, CPA, CMA

George J. Bunze, Canadian Chartered Professional Accountant, served as the Chief Financial Officer of Kruger Inc., a manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products located in Montreal, Québec from 1984 to 2003. Prior to becoming Chief Financial Officer, Mr. Bunze held various senior executive positions in the finance and treasury areas at Kruger. Mr. Bunze currently serves as the Vice-Chairman and a director of Kruger Inc. and is also a member of the Executive Committee and Chairman of the Audit Committee Advisory Board. He has served as an Independent Director of Stella-Jones Inc. since May 2001 and is Chairman of its Audit Committee. Mr. Bunze has also been a member of the FM Global Advisory Board of Factory Mutual Insurance Company since 2011. He also served until 2007 as an Independent Director of B2B Trust, a Québec-based financial institution and was Chairman of its Audit Committee. Prior to joining Kruger Inc., he was with ITT Canada Limited in the Corporate Comptroller’s Department from 1962 to 1965. Mr. Bunze has been a Chartered Professional Accountant and Certified Management Accountant since 1968.

Principal occupation(1): Vice-Chairman and director, Kruger Inc. (manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products)

Areas of Expertise:

Manufacturing/Operations

Finance/Risk Management

Accounting

Mergers/Acquisitions and Restructuring

Human Resources/Compensation

Packaging Industry

Board/Committee Memberships with	Other Public Companies Currently Serving
the Corporation	Directorships	Committees
Board of Directors Executive Committee (member) Corporate Governance and Nominating Committee (chairman)	Stella-Jones Inc.	Audit Committee (chairman)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with directors’ minimum share ownership requirement
53,371	$993,234(2)	Yes

(1)	Mr. Bunze has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

Montreal, Québec, Canada Current position with the Corporation: Director Director since: August 2014 Age: 69 Independent

Frank Di Tomaso, FCPA,FCA,ICD.D

Frank Di Tomaso has been a Canadian Chartered Professional Accountant since 1972, and an ICD.D since 2009. He was a Partner and Advisory Partner at Raymond Chabot Grant Thornton LLP from 1981 until 2012 where he held the position of Managing Partner Audit – Public Companies. He is currently serving on the boards of ADF Group Inc., Birks Group Inc., Yorbeau Resources Inc., National Bank Trust, National Bank Life Insurance Company, Laurentian Pilotage Authority and has also served on the boards of Redline Communications Inc., Ordre des comptables agréés du Québec, Raymond Chabot Grant Thornton and Grant Thornton. Mr. Di Tomaso is engaged both in the business and the social community while being a member of many business associations and not-for-profit organizations. In that regard, he received the Award of Distinction from the John Molson School of Business – Concordia University, Montreal, Québec in 2004, in recognition of his outstanding contribution to the World of Business and the community.

Principal occupation(1): Corporate Director

Areas of Expertise:

Accounting/Auditing

Finance/Risk Management

Mergers/Acquisitions

Human Resources/Compensation

Board/Committee Memberships	Other Public Companies Currently Serving
with the Corporation	Directorships	Committees
Board of Directors	ADF Group Inc.	Audit Committee (chairman)

Audit Committee (chairman)	Birks Group Inc.	Audit Committee (chairman)

Corporate Governance and Nominating Committee (member)	Yorbeau Resources Inc.	Audit Committee (chairman)
	National Bank Trust	Audit Committee (member)

	National Bank Life Insurance Company	Governance Committee (member)

	Laurentian Pilotage Authority	Governance and Human Resources Committee (member)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with directors’ minimum share ownership requirement
10,000	$186,100(2)	Yes

(1)	This has been Mr. Di Tomaso’s principal occupation since 2012. Previously, he was a Partner and Advisory Partner at Raymond Chabot Grant Thornton LLP from 1981 until 2012.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

Toronto, Ontario, Canada Current position with the Corporation: Director Director since: June 2010 Age: 73 Independent

Robert J. Foster

Robert J. Foster, B.A., M.A. (Economics), C.F.A., is Founder, President and CEO of Capital Canada Limited, an independent investment banking firm providing financial services to entrepreneurs and corporations. Capital Canada provides negotiating and structuring for mergers and acquisitions, debt and equity financing, as well as valuation and fairness opinion services. Mr. Foster focuses on the aviation, media, entertainment and sports sectors. His career background includes periods as an analyst, director of research, corporate finance, sales and director of institutional sales at Dominion Securities. Mr. Foster has served on the boards of CHC Helicopters, Golf Town, Cargojet, Canada 3000 and Canadian Airlines Regional in addition to currently serving on a number of private company boards. In the community, he is currently Chair of Toronto’s Artscape, Chair of the Civic Theatres Board, Chair of the Arts Summit, 2017, Vice-Chair of Business for the Arts and is on the board of the Harbourfront Foundation. Mr. Foster served as lead Co-Chair for the Creative Capital Gains Report for the City of Toronto in 2011, a guiding document for Toronto’s cultural growth over the next decade. Robert Foster served as Chair on a broad range of not-for-profit organizations over the years including the Governor General’s Performing Arts Awards; the Woodrow Wilson International Centre for Scholars (Canada) Dinner; Capital Campaign for Chair in Economics at Queen’s University; Richard J. Schmeelk Foundation; PC Canada Fund; and PC Ontario Fund, and served on the boards of Memorial University in St. John’s, Newfoundland; the Art Gallery of Ontario and the National Aboriginal Achievement Foundation.

Principal occupation(1): CEO and President, Capital Canada Limited (investment banking firm)

Areas of Expertise: Finance/Risk Management Marketing/Sales Mergers/Acquisitions Human Resources/Compensation International Markets
Board/Committee Memberships	Other Public Companies Currently Serving
with the Corporation	Directorships	Committees
Board of Directors Executive Committee (member) Audit Committee (member) Human Resources and Compensation Committee (member)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with directors’ minimum share ownership requirement
65,000	$1,209,650(2)	Yes

(1)	Mr. Foster has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

Toronto, Ontario, Canada Current position with the Corporation: Director Director since: May 2012 Age: 70 Independent

James Pantelidis

James Pantelidis has more than 30 years of experience in the petroleum industry. He is Chairman of the Board of Parkland Fuel Corporation and has served as a director thereof since 1999. Mr. Pantelidis has been a director and Chairman of the Board of EnerCare Inc. since 2002. He also serves on the Board of RONA Inc. (Chairman of the Human Resources and Compensation Committee) and Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee). From 2008 to 2011, Mr. Pantelidis served as a Non-Executive Director of Equinox Minerals Ltd. (Chairman of the Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Corporation and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization. Mr. Pantelidis has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University, Montreal, Québec.

Principal occupation(1): Chairman of the Board – Parkland Fuel Corporation (marketer of petroleum products); Chairman of the Board – EnerCare Inc. (home services company)

Areas of Expertise: Finance/Risk Management Accounting Mergers/Acquisitions and Restructuring Human Resources/Compensation Marketing/Sales Manufacturing/Operations International Markets
Board/Committee Memberships	Other Public Companies Currently Serving
with the Corporation	Directorships	Committees
Board of Directors	EnerCare Inc.

Audit Committee (member)	Industrial Alliance Insurance and Financial Services Inc.	Investment Committee (chairman) Human Resources and Compensation Committee (member)

Parkland Fuel Corporation

	RONA Inc.	Human Resources and Compensation Committee (chairman)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with directors’ minimum share ownership requirement
10,000	$186,100(2)	Yes

(1)	Mr. Pantelidis has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

Porto, Portugal Current position with the Corporation: Director(1) Director since: June 2009 Age: 69 Independent

Jorge N. Quintas

Jorge Quintas started in 1970 as a Director in the cable industry and since 2002 has been the President of Nelson Quintas SGPS, SA, a holding company for the manufacturing of electrical and telecommunication cables, hazardous waste treatment plants, a telecommunications network in Brazil and real estate. Mr. Quintas has and continues to serve in executive capacities and/or as a director of various other private corporations, most of which are based in Portugal. The corporations with which Mr. Quintas serves as an executive are involved in a range of industrial activities, including the distribution and/or manufacture of natural gas, energy and telecommunications cables, fiber-optic cables, cables for the automotive industry and other types of cables.

Principal occupation(2): President, Nelson Quintas SGPS, SA (holding company for manufacturer of electrical and telecommunication cables)

Areas of Expertise: Finance/Risk Management Marketing/Sales Manufacturing/Operations Packaging Industry International Markets

Board/Committee Memberships	Other Public Companies Currently Serving
with the Corporation	Directorships	Committees
Board of Directors Human Resources and Compensation Committee (member)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with directors’ minimum share ownership requirement
39,357	$732,434(3)	Yes

(1)	Mr. Quintas was also a director of the Corporation from May 2005 to June 2006.
(2)	Mr. Quintas has held this occupation for the last five years.
(3)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

Naples, Florida, U.S.A. Current position with the Corporation: Director Director since: November 2015 Age: 56 Independent

Mary Pat Salomone

Mary Pat Salomone is a corporate director. From 2010 to 2013, she was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company (“B&W”), with more than 23,000 employees and 30 locations worldwide. Prior to that, Ms. Salomone held several senior positions with B&W, including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including serving as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone is currently on the Board of Directors of TransCanada Corporation, where she serves on the Audit Committee as well as on the Health, Safety and Environment Committee. She is also a trustee of the Youngstown State University Foundation.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University in Youngstown, Ohio and a Master of Business Administration from Baldwin Wallace College in Berea, Ohio. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Principal occupation(1): Corporate Director

Areas of Expertise: Manufacturing/Operations Engineering Finance/Risk Management Human Resources/Compensation Mergers/Acquisitions Energy/Utilities International Markets
Board/Committee Memberships	Other Public Companies Currently Serving
with the Corporation	Directorships	Committees
Board of Directors Audit Committee (member) Human Resources and Compensation Committee (member)	TransCanada Corporation TransCanada Pipelines Limited	Audit Committee (member) Health, Safety & Environment Committee (member)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with directors’ minimum share ownership requirement
—	—	Pending(2)

(1)	This has been Ms. Salomone’s principal occupation since 2013. Previously, she was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company from 2010 to 2013.
(2)	Ms. Salomone has until November 30, 2020 to satisfy the minimum share ownership requirement, that is, five years after her appointment to the Board of Directors.

Sarasota, Florida, U.S.A. Current position with the Corporation: President and Chief Executive Officer Director Director since: August 2010 Age:49 Non-Independent

Gregory A.C. Yull

Gregory Yull was named President and Chief Executive Officer of the Corporation in June 2010 and was appointed to the Board of Directors in August 2010. Prior to his current position, Mr. Yull was President of the Tapes and Films Division of the Corporation from October 2005, where he was responsible for the North American and European operations spanning 15 locations and providing leadership for a 1,500-person workforce. Prior to that, he served as Executive Vice President of the Industrial Business Unit for Tapes & Films of the Corporation from November 2004 and prior thereto was President, Film Products of the Corporation from June 1999. He has also held various positions at the Corporation in Sales and Product Management and has extensive functional responsibilities supporting the Fibope business division. Mr. Yull has been with the Corporation since 1991.

Principal occupation(1): President and Chief Executive Officer of the Corporation

Areas of Expertise: Manufacturing/Operations Packaging Industry Marketing/Sales Human Resources/Compensation Finance/Risk Management Mergers/Acquisitions and Restructuring

Board/Committee Memberships	Other Public Companies Currently Serving
with the Corporation	Directorships	Committees
Board of Directors Executive Committee (member)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with minimum share ownership requirement
595,464	$11,081,585(2)	Yes

(1)	Mr. Yull has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

Siesta Key, Florida, U.S.A. Current position with the Corporation: Director Director since: June 2007(1) Age: 75 Non-Independent

Melbourne F. Yull

Melbourne F. Yull has been an entrepreneur for most of his business career. He founded the Corporation in 1981 and by 2006 had grown it to approximately CDN $1 billion in revenue. He was Chief Executive Officer and Chairman of the Board of the Corporation until his retirement in 2006. Prior to starting the Corporation, he was an original partner in a major Canadian paper converter and founded a plastic company that was the first to develop and commercialize the transition to plastic bags from paper in the retail market. Mr. Yull was Québec’s Entrepreneur of the Year in 1995 and serves on numerous Boards.

Principal occupation(2): President, Samanna Properties LLC and Affinity Kitchen & Bath LLC

Areas of Expertise: Packaging Industry Marketing/Sales Mergers/Acquisitions Manufacturing/Operations Finance/Risk Management Human Resources/Compensation

Board/Committee Memberships	Other Public Companies Currently Serving
with the Corporation	Directorships	Committees
Board of Directors Executive Committee (chair)

Securities Held
Common Shares	Total Market Value of Securities (CDN$)	Compliance with directors’ minimum share ownership requirement
2,035,829	$37,886,778(3)	Yes

(1)	Mr. Yull was also a director of the Corporation from its incorporation on December 22, 1989 to June 14, 2006 (when he retired as Chairman of the Board of Directors and Chief Executive Office of the Corporation) and, prior thereto, a director of a predecessor company from 1981. He served as Executive Director of the Corporation from June 28, 2007 to June 8, 2010.
(2)	Mr. Yull has held this occupation for the last five years.
(3)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

Director Information

The following table sets out information regarding the nine current members of the Board of Directors, each of whom is proposed to be nominated for election as a director at the Meeting:

Name	Director Since	Executive Committee	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee
Robert M. Beil	2007			Chair	Member
George J. Bunze	2007	Member			Chair
Frank Di Tomaso	2014		Chair		Member
Robert J. Foster	2010	Member	Member	Member
James Pantelidis	2012		Member
Jorge N. Quintas	2009			Member
Mary Pat Salomone	2015		Member	Member
Gregory A.C. Yull	2010	Member
Melbourne F. Yull	2007	Chair

Board and Committee Attendance

During the 2015 fiscal year, there were ten meetings of the Board of Directors, four meetings of the Human Resources and Compensation Committee (“HRCC”), one meeting of the Corporate Governance and Nominating Committee (“CGNC”), five meetings of the Audit Committee and three meetings of the Executive Committee. The following table sets out attendance of the members of the Board of Directors at meetings held during 2015.

Director	Number and Percentage of Meetings Attended
	Board		Audit Committee		Human Resources and Compensation Committee		Corporate Governance and Nominating Committee		Executive Committee		Overall Attendance
	Member	Attendance	Member	Attendance	Member	Attendance	Member	Attendance	Member	Attendance
Eric E. Baker(1)	Chair	4/4 (100%)						1/1 (100%)	Ö	2/2 (100%)	7/7 (100%)
Robert M. Beil	Ö	10/10 (100%)			Chair	4/4 (100%)	Ö	1/1 (100%)			15/15 (100%)
George J. Bunze	Chair (2)	10/10 (100%)		2/2(3) (100%)			Chair	1/1 (100%)	Ö	1/1 (100%)	14/14 (100%)
Frank Di Tomaso	Ö	10/10 (100%)	Chair	5/5(4) (100%)			Ö				15/15 (100%)
Robert J. Foster	Ö	10/10 (100%)	Ö	5/5 (100%)	Ö	4/4 (100%)			Ö	1/1(5) (100%)	20/20 (100%)
James Pantelidis	Ö	9/10 (90%)	Ö	5/5 (100%)							14/15 (93%)
Jorge N. Quintas	Ö	10/10 (100%)			Ö	4/4 (100%)					14/14 (100%)
Mary Pat Salomone(6)	Ö	1/1 (100%)									1/1 (100%)
Gregory Yull	Ö	10/10 (100%)							Ö	3/3 (100%)	13/13 (100%)
Melbourne Yull	Ö	10/10 (100%)							Chair	3/3 (100%)	13/13 (100%)

(1)	Eric E. Baker was Chairman of the Board of Directors and a member of the Executive Committee until June 4, 2015 and a director until June 30, 2015.
(2)	George J. Bunze was appointed Chairman of the Board of Directors on June 4, 2015.
(3)	George J. Bunze was Chairman and a member of the Audit Committee until June 4, 2015.
(4)	Frank Di Tomaso was appointed as Chairman of the Audit Committee on June 4, 2015.
(5)	Robert J. Foster was appointed to the Executive Committee on June 4, 2015.
(6)	Mary Pat Salomone was appointed to the Board of Directors on November 30, 2015. She was appointed to the Audit Committee and HRCC on February 3, 2016.

In Camera Meetings

It is the practice of the Board of Directors to hold, on a regular basis following in-person meetings of the Board of Directors, in camera sessions at which only independent directors are in attendance. In 2015, there were two such in camera sessions.

Director Tenure

The following chart sets out the tenure of the members of the Board of Directors as of March 31, 2016:

As at March 31, 2016, the approximate average tenure of the members of the Board of Directors was five years seven months.

Director Independence

The following table sets out the independence status of the directors, as defined in National Instrument 52-110 Audit Committees:

Independence Status
Director	Independent	Reason for non-independence
Robert M. Beil	Yes
George J. Bunze	Yes
Frank Di Tomaso	Yes
Robert J. Foster	Yes
James Pantelidis	Yes
Jorge Quintas	Yes
Mary Pat Salomone	Yes
Gregory A.C. Yull	No	President and Chief Executive Officer of the Corporation
Melbourne F. Yull	No	Immediate family member of the President and Chief Executive Officer of the Corporation

Directors’ Skills Matrix

The following table sets out the range of skills the Board of Directors perceives to be most important for the Corporation and indicates the extent to which they are met by current Board members:

Directors	Finance / Risk Management	Accounting	Mergers, Acquisitions, and Restructuring	Human Resources / Compensation	Marketing / Sales	Manufacturing / Operations	Packaging Industry
Robert M. Beil				Ö	Ö	Ö	Ö
George J. Bunze	Ö	Ö	Ö	Ö		Ö	Ö
Frank Di Tomaso	Ö	Ö	Ö	Ö
Robert J. Foster	Ö		Ö	Ö	Ö
James Pantelidis	Ö	Ö	Ö	Ö	Ö	Ö
Jorge Quintas	Ö				Ö	Ö	Ö
Mary Pat Salomone	Ö		Ö	Ö		Ö
Gregory A.C. Yull	Ö		Ö	Ö	Ö	Ö	Ö
Melbourne F. Yull	Ö		Ö	Ö	Ö	Ö	Ö

Serving Together on Other Boards of Directors

The approach of the Board of Directors to “board interlocks” is that no more than two of the Corporation’s directors may sit on the same board of directors of a public company (other than the Corporation). The Board of Directors has determined that there are at present, among the Corporation’s directors, no common memberships on boards of directors of public companies.

Minimum Share Ownership Requirement

Directors who are not executive officers of the Corporation are required to own a minimum of 10,000 Shares within five years of joining the Board of Directors in order to remain eligible for future grants of Deferred Share Units (“DSUs’). As of March 31, 2016, all of the eight directors who are not executive officers of the Corporation are in compliance with the share ownership requirement with the exception of Mary Pat Salomone, who was appointed to the Board of Directors on November 30, 2015 and has until November 30, 2020 to satisfy the minimum share ownership requirement.

Cease-Trade Orders, Penalties and Sanctions

To the knowledge of the Corporation, none of the foregoing nominees for election as director of the Corporation:

(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except for Ms. Salomone who was a director of Crucible Materials Corp. (“Crucible”) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible’s Second Amended Chapter 11 Plan of Liquidation, or

(c)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the foregoing nominees for election as director of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Majority Voting for Directors

In April 2013, the Board of Directors adopted a majority voting policy. Under this policy, in an uncontested election of directors, any nominee proposed for election as a director who receives a greater number of “withheld” votes than “for” votes is expected to promptly following the date of the shareholders’ meeting at which the election occurred, tender his or her resignation to the Chairman of the Board of Directors for consideration by the CGNC, with the resignation to take effect upon acceptance by the Board of Directors. This policy applies only to “uncontested elections”, that is elections in which the number of nominees for director is equal to the number of directors to be elected.

The Board of Directors will act on the CGNC’s recommendation within 90 days following the date of the shareholders’ meeting at which the election occurred. Following the Board of Directors’ decision on the CGNC’s recommendation, the Board of Directors will promptly disclose, by way of a press release, the Board of Directors’ decision whether or not to accept the director’s resignation offer, together with an explanation of the process by which the decision was made and, if applicable, the Board of Directors’ reason or reasons for rejecting the tendered resignation.

The CGNC will be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board of Directors. In considering whether or not to accept the resignation, the CGNC will consider all factors deemed relevant by the CGNC including, without limitation, the stated reason or reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the director whose resignation has been tendered (including, for example, the impact the director’s resignation would have on the Corporation’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Corporation’s securities are listed or posted for trading), such director’s contributions to the Corporation, and whether the director’s resignation from the Board of Directors would be in the best interests of the Corporation.

The CGNC will also consider a range of possible alternatives concerning the director’s tendered resignation as the Committee deems appropriate including, without limitation, acceptance of the resignation, rejection of the resignation, or rejection of the resignation coupled with a commitment to seek to address and cure the underlying reasons reasonably believed by the CGNC to have substantially resulted in the “withheld” votes.

A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation will be accepted.

Shareholders should note that, as a result of the majority voting policy, a ‘‘withhold’’ vote is effectively the same as a vote against a director nominee in an uncontested election.

Election of Directors - 2015

At the annual meeting of shareholders of the Corporation held on June 4, 2015, all candidates proposed as directors were duly elected to the Board of Directors of the Corporation by a majority of the votes cast by shareholders present or represented by proxy at such meeting, as follows:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	45,405,116	94.71	2,536,478	5.29
George J. Bunze	46,206,713	96.38	1,734,881	3.62
Frank Di Tomaso	47,885,889	99.88	55,705	0.12
Robert J. Foster	47,195,338	98.44	746,256	1.56
James Pantelidis	47,664,648	99.38	296,946	0.62
Jorge N. Quintas	47,189,541	98.44	746,053	1.56
Gregory A. C. Yull	47,879,846	99.87	61,748	0.13
Melbourne F. Yull	47,878,135	99.87	63,459	0.13

DIRECTORS’ AND OFFICERS’ INSURANCE

The Corporation maintains directors’ and officers’ liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting in such capacity, provided that they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of the insurance is $60 million. An annual premium of $112,500 was paid by the Corporation in 2015 with respect to the period from December 1, 2015 to December 1, 2016. Claims payable to the Corporation are subject to retention or a deductible of up to $50,000 per occurrence.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Named Executive Officer Profiles

The following are profiles of each of the Corporation’s “Named Executive Officers” or “NEOs”, that is, each person who acted as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, whose total compensation was more than $150,000 in the Corporation’s last financial year. The profiles include details of their respective compensation for 2015 and the two previous fiscal years, their respective ownership as at December 31, 2015 of Shares and performance share units (“PSUs”) pursuant to the Corporation’s Performance Share Unit Plan (the “PSU Plan”), and whether each is in compliance with the Corporation’s minimum share ownership requirement, if applicable.

Gregory A.C. Yull Chief Executive Officer and President Please see profile on page 18.
Compensation(1) (as at December 31)	2015	2014		2013
Fixed
Base salary	$543,269	$525,000		$514,423
Variable
Short-term incentive	412,500	436,882		759,139
Long-term incentive
PSUs	937,022	455,200		—
Stock Options	—	562,841		1,063,034
Pension value	14,575	14,300		15,300
All other compensation	41,655	26,462		24,566

Total direct compensation	$1,949,021	$2,020,685		$2,376,462

Change from previous year	(3.5)%	(15.0)%		(28.2)%

Securities Held
Minimum level of ownership	Shares	Total Market Value of Securities (CDN$)		Compliance with minimum share ownership requirement
A value equal to at least two times his annual salary	595,464	$11,081,585	(2)	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” on page 37 for additional detail.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).

Jeffrey Crystal, CPA, CA

Chief Financial Officer

Jeffrey Crystal was appointed Chief Financial Officer of the Corporation in May 2014. Mr. Crystal is a Canadian Chartered Professional Accountant who, since 2002, has been in senior finance roles overseeing administrative functions both within and outside the traditional finance areas. His most significant positions prior to joining the Corporation included Chief Financial Officer of American Iron & Metal, Vice-President of Finance of Optimal Payments and Audit Manager at Raymond Chabot Grant Thornton LLP, Chartered Accountants. Mr. Crystal holds a Diploma of Accountancy and Bachelor of Commerce degree from Concordia University, Montreal, Quebec.

Compensation(1) (as at December 31)	2015		2014(2)		2013
Fixed
Base salary	$337,235		$222,272		—
Variable
Short-term incentive	254,926		230,635		—
Long-term incentive
PSUs	263,923		193,460		—
Stock Options	—		93,081		—
Pension value	14,757		7,362		—
All other compensation	5,142		104,126		—

Total direct compensation	$875,983		$850,936		—

Change from previous year	2.9	%(2)

Securities Held
Minimum level of ownership	Shares		Total Market Value of Securities (CDN$)		Compliance with minimum share ownership requirement
A value equal to at least his annual salary	4,200		$78,162	(3)	Pending(4)

(1)	See “Summary of the Compensation of the Named Executive Officers” on page 37 for additional detail.
(2)	Mr. Crystal was appointed Chief Financial Officer of the Corporation in May 2014. Compensation data presented for 2014 does not represent a full calendar year.
(3)	Value calculated based on the closing price of the Corporation’s common shares on the TSX on March 31, 2016 ($18.61).
(4)	Mr. Crystal has until May 11, 2020 to satisfy the minimum share ownership requirement.

Douglas Nalette

Senior Vice-President, Operations

Douglas Nalette was appointed Senior Vice-President Operations of the Corporation in 2006. From 2004, he had been Director of Carton Sealing Manufacturing of the Corporation. Prior to joining the Corporation through an acquisition in 1999, Mr. Nalette was the Director of Manufacturing Pressure Sensitive Tape for Central Products Company. Mr. Nalette has more than 40 years of industry experience in plant operations and management, including companies such as the Corporation, Arkwright Advanced Coating and Venture Tape. Mr. Nalette holds a Bachelor’s degree in Chemistry from the Massachusetts College of Liberal Arts, North Adams, Massachusetts, and a Master’s degree in Business from Western New England University, Springfield, Massachusetts.

Compensation(1) (as at December 31)	2015	2014	2013
Fixed
Base salary	$347,352	$339,900	$337,235
Variable
Short-term incentive	175,048	158,370	321,538
Long-term incentive
PSUs	192,644	113,800	—
Stock Options	—	95,470	173,041
Pension value	14,757	14,300	15,300
All other compensation	—	—	—

Total direct compensation	$729,801	$721,840	847,114

Change from previous year	2.2%	(15.7)%	(14.4)%

(1)	See “Summary of the Compensation of the Named Executive Officers” on page 37 for additional detail.

Shawn Nelson

Senior Vice-President, Sales

Shawn Nelson was appointed Senior Vice-President Sales of the Corporation in 2010. Prior thereto, he served as Senior Vice-President Industrial Channel of the Corporation from 2006. Mr. Nelson began his career at the Corporation in 1995, holding several management positions within the sales organization. Before joining the Corporation, Mr. Nelson was Regional Sales Manager of Polychem. Mr. Nelson holds a Bachelor’s degree in Marketing and Business Administration from The University of Akron, Akron, Ohio, and completed the Darden Executive Program at the University of Virginia as well as the Executive Program at The University of Chicago Booth School of Business.

Compensation(1) (as at December 31)	2015	2014	2013
Fixed
Base salary	$330,918	$323,574	$321,037
Variable
Short-term incentive	166,640	150,763	306,095
Long-term incentive
PSUs	192,644	113,800	—
Stock Options	—	95,470	173,041
Pension value	14,757	14,300	15,300
All other compensation	—	—	—

Total direct compensation	$704,959	$697,907	$815,473

Change from previous year	1.0%	(14.4)%	(14.2)%

(1)	See “Summary of the Compensation of the Named Executive Officers” on page 37 for additional detail.

Joseph Tocci

Senior Vice-President, Logistics and Supply Chain

Joseph Tocci was appointed Senior Vice-President of the Corporation in 2008. He is currently responsible for Supply Chain, Global Sourcing and the Consumer Business Channel. He joined the Corporation in 2005 as Vice-President of Supply Chain. Prior to joining the Corporation, Mr. Tocci was Vice-President of Distribution at Polo Ralph Lauren, Senior Director of Supply Chain with The Home Depot, Vice President of Supply Chain at Atari and Director of Supply Chain for Nabisco. Mr. Tocci holds a Bachelor of Science degree in Business Administration from Shippensburg University, Shippensburg, Pennsylvania.

Compensation(1) (as at December 31)	2015	2014	2013
Fixed
Base salary	$308,985	$302,357	$299,986
Variable
Short-term incentive	155,714	140,877	286,023
Long-term incentive
PSUs	133,695	86,488	—
Stock Options	—	58,751	173,041
Pension value	14,757	14,300	15,300
All other compensation	—	—	—

Total direct compensation	$613,151	$602,773	$774,350

Change from previous year	1.7%	(22.2)%	(16.3)%

(1)	See “Summary of the Compensation of the Named Executive Officers” on page 37 for additional detail.

Minimum Share Ownership Requirement

At a meeting held on May 11, 2015, the Board of Directors determined that the Corporation’s minimum share ownership requirement shall apply to the CEO, CFO and those employees who are designated from time-to-time by the CEO. The Board of Directors further determined that, for the CEO, the minimum share ownership requirement is Shares having a value equal to at least two times his annual salary, and for the CFO, and those employees who are designated by the CEO, the minimum share ownership requirement is Shares having a value equal to at least one time their respective annual salaries, with such share ownership requirement to be satisfied not later than five years from the later of May 11, 2015 and the date of hiring of the employee. To date, no additional employees have been designated by the CEO for purposes of the minimum share ownership requirement.

At the same time, the Board of Directors adopted a policy of “once met always met” and a review process every three years. Specifically, if an executive satisfies the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of Shares held due to market conditions. Further, the HRCC will review every three years whether an executive will be required to purchase additional Shares to satisfy the minimum share ownership requirement, including as a result of an increase in compensation. If the HRCC determines that an additional purchase of Shares is required, the executive will have one year in which to do so.

As of March 31, 2016, the CEO is in compliance with the minimum share ownership requirement and the CFO has until May 11, 2020 to comply.

Compensation of Executive Officers and Directors – Compensation Discussion and Analysis

This discussion describes the Corporation’s compensation program for the Named Executive Officers. It addresses the Corporation’s philosophy and objectives and provides a review of the process that the HRCC follows in deciding how to compensate the Named Executive Officers. This section also provides discussion and analysis of the HRCC’s specific decisions regarding the compensation of the Named Executive Officers for the financial year ended December 31, 2015.

Human Resources and Compensation Committee

The HRCC is composed of four directors, namely Robert M. Beil (Chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone (appointed February 3, 2016), none of whom is or has been at any previous time an employee of the Corporation or any of its subsidiaries, and all of whom are considered independent within the meaning of National Instrument 52 – 110 Audit Committees. The HRCC reviews annually the performance of the executives and ensures that it understands compensation trends and that the programs in place are adequate. When circumstances warrant it, the HRCC may make recommendations that deviate from current policies. The Board of Directors is of the view that the HRCC collectively has the knowledge, experience and background to fulfill its mandate, and that each of the members of the HRCC has direct experience relevant to his responsibilities regarding executive compensation. Each of the members of the HRCC is an experienced senior executive. In particular, Messrs. Foster and Quintas are presidents of their respective firms, Mr. Beil has extensive experience with the design and implementation of executive compensation packages and Ms. Salomone was Chief Operating Officer of a publicly traded company. These collective skills and extensive experience enable the HRCC to make decisions on the suitability of the Corporation’s compensation policies and practices.

Compensation Program Philosophy

The Corporation’s executive compensation philosophy and program objectives are directed primarily by two guiding principles. First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interest between the Corporation’s executives and shareholders so that a significant portion of each executive’s compensation is linked to maximizing shareholder value. In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Corporation’s short-term and long-term success. The Corporation attempts to provide both short-term and long-term incentive compensation that varies based on corporate and individual performance.

Three primary components comprise the Corporation’s compensation program. They are basic salary, annual incentive bonuses based on performance and a long-term incentive plans of PSUs pursuant to the PSU Plan.

Each element of compensation fulfills a different role in attracting, retaining and motivating qualified executives and employees with the expertise and skills required in the business of the Corporation, who can effectively contribute to its long-term success and objectives. The following describes the Corporation’s executive compensation program by component of compensation and discusses how each component relates to the Corporation’s overall executive compensation objective. In establishing the executive compensation program, the Corporation believes that:

(a)	base salaries provide an immediate cash incentive for the Corporation’s Named Executive Officers and should be at levels competitive with peer companies that compete with the Corporation for business opportunities and executive talent;

(b)	annual incentive bonuses encourage and reward performance over the financial year compared to predefined goals and objectives and reflect progress toward company-wide performance objectives and personal objectives; and

(c)	long-term incentives such as PSUs ensure that the Named Executive Officers are motivated to achieve long-term growth of the Corporation and continuing increases in shareholder value, and provide capital accumulation linked directly to the Corporation’s performance.

The Corporation places equal emphasis on base salary and PSUs as short-term and long-term incentives, respectively. As the PSU Plan provides the Corporation with a long-term incentive for executives, it is likely that no SARs under the Corporation’s 2012 Stock Appreciation Rights Plan (the “SAR Plan”) or stock options under the Corporation’s Executive Stock Option Plan (“ESOP”) will be issued in the future. Annual incentive bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year.

Purpose

The Corporation’s executive compensation program has been designed to accomplish the following long-term objectives:

(a)	create a proper balance between building shareholder wealth and competitive executive compensation while maintaining good corporate governance;

(b)	produce long-term, positive results for the Corporation’s shareholders;

(c)	align executive compensation with corporate performance and appropriate peer-group comparisons; and

(d)	provide market-competitive compensation and benefits that will enable the Corporation to recruit, retain and motivate the executive talent necessary to be successful.

Compensation Process

The HRCC administers the Corporation’s compensation program in accordance with the mandate set out in the HRCC’s charter, which has been adopted by the Board of Directors. Part of the mandate is to evaluate and recommend to the Board of Directors compensation policies and programs for the Corporation’s directors, executive officers and senior management, including option grants under the ESOP, awards of SARs under the SAR Plan, and awards of PSUs under the PSU Plan, as described below. The HRCC also has the mandate to recommend to the Board of Directors grants under the Deferred Share Unit Plan (the “DSU Plan”).

The HRCC has the authority to retain compensation consultants to assist in the evaluation of director, CEO and senior executive compensation. Beginning in 2012, the Corporation retained Buck Consultants, LLC, now known as Buck Consultants, a Xerox Company (“Buck Consultants”), for advice relating to the competitiveness and appropriateness of the compensation programs of the Corporation for the President and CEO and other key executives. The services provided by Buck Consultants may include, but are not limited to, advice on base salaries, short-term, medium-term and long-term incentive programs, pension plans, social benefits, awards and provisions regarding employment and change of control. In connection with these services, Buck Consultants may review the Corporation’s compensation policies (including making recommendations on the companies forming part of the peer group of companies representative of the competitive market for the Corporation, positioning regarding compensation and performance, performance measures, etc.), the design of the programs and the levels of compensation compared to market and may make observations and recommendations regarding amendments where appropriate.

The CEO makes recommendations to the HRCC as to the compensation of the Corporation’s executive officers, other than himself. The HRCC annually reviews the compensation levels for the executive officers and certain members of senior management. The HRCC makes recommendations to the Board of Directors as to the compensation of the CEO and the other Named Executive Officers for approval, in accordance with the same criteria upon which the compensation of all other executive officers is based. For the fiscal year ended December 31, 2015, the HRCC reviewed information it received from the CEO. It used this information to determine and approve such changes to the general compensation levels that it considered appropriate. In addition, on the recommendation of the CEO as concerns executive officers, the HRCC recommended to the Board of Directors PSU grants for executive officers and senior management and for the CEO. In arriving at its decisions, the HRCC reviewed industry comparisons for similar-sized companies and for other companies in the packaging materials sector. Based on these criteria, for the fiscal year ended December 31, 2015, the peer group was comprised of the following companies: AEP Industries Inc., Buckeye Technologies, Inc., Clearwater Paper Corporation, Dorman Products, Inc., Kapstone Paper and Packaging Co., Multi-Color Corporation, Myers Industries, Inc., Neenah Paper, Inc., OMNOVA Solutions Inc., P.H. Glatfelter Company, Schweitzer-Mauduit International, Spartech Corporation, Tredegar Corporation and Wausau Paper Corp.

Although the HRCC may rely on information and advice obtained from consultants, all decisions with respect to executive compensation are made by the Board of Directors upon recommendation of the HRCC and may reflect factors and considerations that differ from information and recommendations provided by such consultants, such as merit and the need to retain high-performing executives. Accordingly, the Board of Directors may exercise discretion either to award compensation absent attainment of the relevant performance goal or similar condition or to reduce or increase the size of any award or payout to one or more Named Executive Officers. During 2015, Buck Consultants met with the HRCC Chair and attended relevant portions of HRCC meetings, as necessary.

Base Salaries

The base salaries of the Named Executive Officers are reviewed annually to ensure that they take into account the following factors: market and economic conditions; levels of responsibility and accountability of each Named Executive Officer; skill and competencies of each Named Executive Officer; retention considerations; and level of demonstrated performance.

Variable Cash Incentive Awards – Bonuses

The HRCC’s philosophy with respect to executive officer bonuses is to align the payments of bonuses with the performance of the Corporation, based on predefined goals and objectives established by the HRCC and management. As a result of the fiscal 2015 performance of the Corporation, the HRCC recommended the payment of bonuses to the Named Executive Officers for the fiscal year ended December 31, 2015.

Each of the Named Executive Officers received a performance bonus for 2015. Bonuses paid depend on the level of achievement of financial objectives of the Corporation. The Corporation attributes to each executive, depending on his level within the Corporation, a bonus target level set as a percentage of his salary, representing the amount which will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and twice the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the HRCC and communicated to the relevant individuals.

For the fiscal year ended December 31, 2015, the bonuses were based on the Corporation achieving certain target amounts for:

(a)	Adjusted EBITDA, which the Corporation defines as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges; (vi) stock-based compensation expense (benefit); (vii) impairment of goodwill; (viii) impairment (reversal of impairment) of long-lived assets and other assets; (ix) write-down on assets classified as held-for-sale; (x) (gain) loss on disposal of property, plant, and equipment and (xi) other discrete items as disclosed; and

(b)	Cash flows from operating activities

At the HRCC’s recommendation, the Board of Directors elected to use Adjusted EBITDA in determining bonuses for 2015 because certain expenses and charges incurred by the Corporation during the year (e.g., manufacturing facility closures, restructuring and other related charges) were in the long-term interest of the Corporation and such amounts should not impact the ability of the Named Executive Officers to achieve the performance bonus targets.

The target amount for Adjusted EBITDA for 2015 was set at $116 million (the “Adjusted EBITDA Target”) and the target amount for cash flows from operating activities was $83.4 million (the “Cash Flows Target”). The Corporation’s Adjusted EBITDA for 2015 used for the purposes of determining bonuses was $102.0 million, which was 87.9% of the Adjusted EBITDA Target. The Corporation’s cash flows from operating activities for 2015 was $102.3 million, which was 122.6% of the Cash Flow Target.

The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2015 to measure the Corporation’s performance for purposes of the short-term incentive compensation program and their relative weight.

		Gregory A.C. Yull		Jeffrey Crystal		Shawn Nelson		Douglas Nalette		Joseph Tocci
2015 Annual Eligible Base Salary		$550,000		$339,900		$333,282		$350,097		$311,427
Incentive compensation as a percentage of salary	Minimum Target Maximum	0 100 150	% % %	0 75 150	% % %	0 50 100	% % %	0 50 100	% % %	0 50 100	% % %
Relative weight of financial indicators
	Adjusted EBITDA	50%		50%		50%		50%		50%
	Cash flows from operating actives	50%		50%		50%		50%		50%

Total		100%		100%		100%		100%		100%

The bonus is calculated using, for each of the Adjusted EBITDA and Cash flows from operating activities objectives, the following formula and is equal to the sum of all results:

Annual eligible base salary at target	X	Bonus percentage (as determined based on the performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator

For purposes of the above calculation, “bonus percentage” is between 35% and 100% if between approximately 90% and 100% of the target objectives were achieved by the Corporation, respectively. For achievement between 90% and 100%, the “bonus percentage” is interpolated between 35% and 100%. For achievement above 100%, the “bonus percentage” is capped at 100% for purposes of calculating the bonuses for each of the Adjusted EBITDA and cash flows from operating activities objectives but such achievement triggers respective additional “reach” bonuses described below.

The Named Executive Officers were also eligible for an additional bonus calculated using an Adjusted EBITDA Target amount of $123.0 million (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Adjusted EBITDA – Adjusted EBITDA Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Adjusted EBITDA Target –Adjusted EBITDA Target

The Named Executive Officers were also eligible for an additional bonus calculated using a Cash Flows target amount of $91.7 million (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Cash flows from operating activities - Cash Flows Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Cash Flows Target – Cash Flows Target

The following table presents the objectives for 2015 approved by the Board of Directors and the results achieved by the Corporation:

	Target	Result	Evaluation of Performance
Adjusted EBITDA	$116,000,000	$102,019,000	87.9%
Cash flows from operating activities	$83,400,000	$102,268,000	122.6%
Reach Adjusted EBITDA	$123,000,000	$102,019,000	82.9%
Reach Cash Flows	$91,700,000	$102,268,000	111.5%

The following table presents, for each target objective, the bonus amount earned by the Named Executive Officers for 2015

	Gregory A.C. Yull	Jeffrey Crystal	Shawn Nelson	Douglas Nalette	Joseph Tocci
Adjusted EBITDA	$—	$—	$—	$—	$—
Cash Flows from Operating Activities	$275,000	$127,463	$83,320	$87,524	$77,857
Reach Adjusted EBITDA	$—	$—	$—	$—	$—
Reach Cash Flows	$137,500	$127,463	$83,320	$87,524	$77,857

Total	$412,500	$254,926	$166,640	$175,048	$155,714

Clawback Policy

In April 2014, the Board of Directors of the Corporation adopted a “clawback” policy, pursuant to which the Corporation will recoup from executive officers or employees of the Corporation and its subsidiaries, as the case may be, annual incentive bonuses, special bonuses, other incentive compensation and equity-based awards, whether vested or unvested, paid, issued or granted to them, in the event of fraud, restatement of the Corporation’s financial results, material errors or omissions in the Corporation’s financial statements, or other events as may be determined from time to time by the Board of Directors in its discretion. To date, the Corporation has not been required to apply the “clawback” policy.

Executive Stock Option Plan

The ESOP is described in detail under the heading “Securities Authorized for Issuance under Equity Compensation Plans — Executive Stock Option Plan”. The HRCC recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Corporation, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The HRCC views the granting of stock options as a means of promoting the success of the Corporation and higher returns to its shareholders. As such, the HRCC does not grant stock options in excessively dilutive numbers or at exercise prices not reflective of the Corporation’s underlying value. During the fiscal year ended December 31, 2015, the HRCC did not recommend the granting of stock options to the Named Executive Officers or directors.

2012 Stock Appreciation Rights Plan

On June 20, 2012, the Board of Directors adopted the SAR Plan. The purpose of the SAR Plan is to (a) promote a proprietary interest in the Corporation among its executives and directors; (b) encourage the Corporation’s executives and directors to further the Corporation’s development; and (c) attract and retain the key employees necessary for the Corporation’s long-term success. The SAR Plan is administered by the HRCC and authorizes the Corporation to award SARs to eligible persons. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a Share on the date of exercise. SARs can be settled only in cash. During the fiscal year ended December 31, 2015, the HRCC did not recommend the granting of SARs to the Named Executive Officers or directors.

Performance Share Unit Plan

On April 22, 2014, the Board of Directors adopted the PSU Plan for executive officers and employees of the Corporation and its subsidiaries. The PSU Plan was approved by the shareholders of the Corporation at an annual and special meeting held on June 11, 2014. The purpose of the PSU Plan is to provide executive officers and employees with a proprietary interest in the Corporation through the granting of PSUs. The PSU Plan is also intended to increase the interest in the Corporation’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Corporation, to furnish an incentive to such executive officers and employees to continue their services for the Corporation and its subsidiaries and to provide a means through which the Corporation and its subsidiaries may attract able persons to enter their employment. During the fiscal year ended December 31, 2015, the HRCC recommended the granting of an aggregate of 133,920 PSUs to the Named Executive Officers.

Group Benefits/Perquisites

The HRCC believes that the perquisites for Named Executive Officers should be limited in scope and value and commensurate with perquisites offered by peer group companies. The perquisites, including property or other personal benefits provided to a Named Executive Officer that are not generally available to all employees in the year ended December 31, 2015 did not exceed in any case the lesser of $50,000 or 10% of the Named Executive Officer’s total salary. See “Summary of the Compensation of the Named Executive Officers” on page 37 for additional detail.

Assessment of Risk Associated with the Corporation’s Compensation Policies and Practices

The HRCC has assessed the Corporation’s compensation plans and programs for its executive officers to ensure alignment with the Corporation’s business plan and to evaluate the potential risks associated with those plans and programs. The HRCC has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Corporation.

The HRCC considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Neither NEOs nor directors are permitted to purchase financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or held, directly or indirectly, by the NEO or director.

Executive Compensation-Related Fees

“Executive Compensation-Related Fees” consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Corporation’s directors and executive officers. In the fiscal year ended December 31, 2015, the Corporation paid to its compensation consultants Executive Compensation-Related Fees amounting to $20,097 ($23,217 for the fiscal year ended December 31, 2014).

Performance Graph

The following graph compares the cumulative five-year total return provided to shareholders on the Corporation’s Shares relative to the cumulative total returns of the Standard & Poors/TSX Composite Total Return Index (“S&P/TSX Composite”). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the Corporation’s Shares and in the Index on December 31, 2010 and their relative performance is tracked through December 31, 2015.

The Corporation’s share price in comparison to the S&P/TSX Composite Index over-performed for the 2011 and 2013 through 2015 periods and in 2012 performed similar to the index. The aggregate annual compensation of the Named Executive Officers has varied and is presented in the table below under “Summary of the Compensation of the Named Executive Officers.”

In 2011 through 2015, there were variable cash incentive awards based on the financial performance of the Corporation.

The HRCC does not establish compensation or incentive levels based solely on the market value of the Shares. The HRCC believes that there are a variety of factors that have an impact on the market value of the Shares that are not reflective of the underlying performance of the Named Executive Officers, including the general market volatility.

Summary of the Compensation of the Named Executive Officers

The following table provides information for the financial years ended December 31, 2015, 2014 and 2013 regarding compensation paid to or earned by the Named Executive Officers.

Summary Compensation Table

Name and Principal Occupation	Year	Salary ($)	Share-Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)		Pension Value(4) ($)	All other Compensation (5) ($)		Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Gregory A. C. Yull CEO & President	2015 2014 2013	543,269 525,000 514,423	937,022 455,200 —	— 562,841 1,063,034	412,500 436,882 759,139	— — —	14,575 14,300 15,300	41,655 26,462 24,566	(6) (7) (8)	1,949,021 2,020,685 2,376,462
Jeffrey Crystal CFO	2015 2014	337,235 222,272	263,923 193,460	— 93,081	254,926 230,635	— —	14,757 7,362	5,142 104,126	(9) (9)	875,983 850,936
Douglas R. Nalette Senior Vice-President Operations	2015 2014 2013	347,352 339,900 337,235	192,644 113,800 —	— 95,470 173,041	175,048 158,370 321,538	— — —	14,757 14,300 15,300	— —		729,801 721,840 847,114
Shawn Nelson Senior Vice-President Sales	2015 2014 2013	330,918 323,574 321,037	192,644 113,800 —	— 95,470 173,041	166,640 150,763 306,095	— — —	14,757 14,300 15,300	— — —		704,959 697,907 815,473
Joseph Tocci, Senior Vice-President Logistics & Supply Chain	2015 2014 2013	308,985 302,357 299,986	133,695 86,488 —	— 58,751 173,041	155,714 140,877 286,023	— — —	14,757 14,300 15,300	— — —		613,151 602,773 774,350

(1)	The amounts shown above for each share–based award include the grant date fair value of PSUs that were granted to the Named Executive Officer under the PSU Plan during the specified financial year. The actual value received, if any, could be different and could also be nil, depending on the level of attainment of the performance objectives of the plan. The number of Shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies. The base value of a PSU is the fair value estimate at the grant date using the Monte Carlo simulation model implemented in a risk-neutral framework taking into account the following assumptions:

PSU Grant Date	March 13, 2015	June 11, 2014
Performance period starting price	CDN$17.86	CDN$12.74
Valuation date stock price	CDN$17.53	CDN$12.72
Estimated dividend yield	0%	0%
Risk free rate	1.07%	0.91%
Estimated volatility	35%	38%
Term	3 years	3 years
Base value	CDN$16.29 (USD$12.84)	CDN$12.43 (USD$11.38)

(2)	The amount shown for each option-based award is the grant date fair value of the stock options awarded to the Named Executive Officer under the ESOP for the specified financial year. The actual value received, if any, will be different and could also be nil, depending on variations in the price of the Shares. The grant date fair value of awards granted on March 17, 2014 to Douglas R. Nalette, Shawn Nelson and Joseph Tocci is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: estimated volatility of 37.3%, estimated dividend yield of 2.83%, risk-free interest rate of 1.64%, and expected term of five years. The grant date fair value of awards granted on March 17, 2014 to Gregory A. C. Yull is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: estimated volatility of 39.3%, estimated dividend yield of 2.83%, risk-free interest rate of 1.98%, and expected term of seven years. The grant date fair value of awards granted on May 13, 2014 to Jeffrey Crystal is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: estimated volatility of 37.1%, estimated dividend yield of 2.87%, risk-free interest rate of 1.62%, and expected term of five years. The grant date fair value of awards granted on June 5, 2013 to Gregory A. C. Yull is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: estimated volatility of 43.80%, estimated dividend yield of 2.75%, risk-free interest rate of 1.76%, and expected term of seven years. The grant date fair value of awards granted on June 5, 2013 to Shawn Nelson, Douglas R. Nalette and Joseph Tocci is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: estimated volatility of 42.50%, estimated dividend yield of 2.75%, risk-free interest rate of 1.45%, and expected term of five years. No option-based awards were granted to NEOs during the 2015 financial year. Even if the Corporation uses the Black-Scholes method to determine the value for accounting purposes used for its consolidated financial statements, such value may be different from the value appearing in the table above as the Corporation uses a specific Black-Scholes factor at each date of grant calculated based on assumptions as to the sensibility of the security, the risk-free interest rate, the dividend rate and the life expectancy appropriate as of such date, the whole as described in the notes to the Corporation’s consolidated financial statements.

(3)	The amounts shown for annual incentive plans represent amounts awarded under the Corporation’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Corporation. See the section above entitled “Variable Cash Incentive Awards – Bonuses” for additional information. These amounts were paid to NEOs on March 10, 2016
(4)	Represents the Corporation’s contribution to its defined contribution pension plan, which qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. In addition, the non-compensatory charge relating to the defined benefit plan for Gregory A. C. Yull is $(324,934) in 2015, $1,497,153 in 2014 and $(440,125) in 2013.
(5)	Except as otherwise indicated, the value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than the lesser of $50,000 or 10% of the Named Executive Officer’s total salary for the financial year.
(6)	Primarily includes an amount of $41,655 with respect to a Corporation-leased vehicle, club membership and the associated tax gross-up paid by the Corporation to Mr. Yull pursuant to the terms of his employment agreement.
(7)	Primarily includes an amount of $26,462 with respect to a Corporation-leased vehicle and tax gross-up paid by the Corporation to Mr. Yull pursuant to the terms of his employment agreement.
(8)	Primarily includes an amount of $224,566 with respect to a Corporation-leased vehicle and tax gross-up paid by the Corporation to Mr. Yull pursuant to the terms of his employment agreement.
(9)	Primarily includes an amounts paid with respect to relocation.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the details of all incentive plan awards outstanding for the Named Executive Officers at December 31, 2015, the end of the most recently-completed financial year of the Corporation.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) (CDN$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based awards that have not Vested(2) (CDN$)	Market or Payout Value of Vested Share-based awards not paid out or distributed(3) (CDN$)
Gregory A. C. Yull	350,000 265,000 160,000	1.55 12.04 12.55	06/07/2021 06/05/2023 3/17/2024	5,999,000 1,762,250 982,400	238,186	4,560,599	1,393,765
Jeffrey Crystal	32,500	12.14	05/13/2020	212,875	37,550	1,052,714	—
Douglas R. Nalette	50,000 50,000 32,500	1.80 12.04 12.55	06/27/2017 06/5/2019 03/17/2020	844,520 332,500 199,550	45,000	923,475	222,600
Shawn Nelson	15,000 50,000 50,000 32,500	2.19 1.80 12.04 12.55	06/10/2016 06/27/2017 06/05/2019 3/17/2020	247,500 844,520 332,500 199,550	45,000	923,475	222,600
Joseph Tocci	12,500 50,000 20,000	1.80 12.04 12.55	06/27/2017 06/05/2019 3/17/2020	211,125 332,500 122,800	38,010	727,510	667,800

(1)	This column contains the aggregate value of in-the-money unexercised options as of December 31, 2015, calculated based on the difference between the closing price of the Shares underlying the stock options on the TSX on December 31, 2015 (being CDN$18.69) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.
(2)	This column contains the aggregate payout value as of December 31, 2015 of SARs and PSUs that have not vested. SARS are calculated based on the difference between the closing price of the Shares on the TSX underlying the SARs on December 31, 2015 (being CDN$18.69) and the base price of the SARs (being CDN$7.56). Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the prices of the Shares. PSUs are calculated as the number of PSU’s granted multiplied by a percentage of target (being 150% at December 31, 2015) based on the PSU Agreement and the closing price of the Shares on the TSX underlying the PSUs on December 31, 2015 (being CDN$18.69.) PSU’s granted multiplied by a percentage of target based on the PSU Agreement is the number of shares that would vest if the performance period had ended on December 31, 2015. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the prices of the Shares.
(3)	This column contains the aggregate payout value as of December 31, 2015 of vested SARs and PSUs that have not been paid out or distributed, calculated based on the difference between the closing price of the Shares underlying the SARs on the TSX on December 31, 2015 (being CDN$18.69) and the base price of the SARs (being CDN$7.56). Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the price of the Shares. There are no vested PSUs as of December 31, 2015.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out, for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2015 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2015.

Name	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year(2) (CDN$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CDN$)
Gregory A. C. Yull	2,139,325	1,431,333	—
Jeffrey Crystal	57,769	—	—
Douglas R. Nalette	337,863	228,600	—
Shawn Nelson	337,863	228,600	—
Joseph Tocci	322,675	228,600	—

(1)	The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the excess of the closing price of the Shares underlying the options on the vesting date over the exercise price on the vesting date. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.
(2)	The value is calculated as if the SARs were exercised on the vesting date of each relevant grant. The value is equal to the excess of the closing price of the Shares underlying the SARs on the vesting date over the base price of the SARs on the vesting date. There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the price of the Shares.

For a summary description of the terms and conditions of the ESOP, see below under the heading “Securities Authorized Issuance —   Stock Option Plan”. For a summary description of the terms and conditions of SAR Plan, see below under the heading “Securities Authorized Issuance - Stock Appreciation Rights”.

Termination and Change of Control Benefits

The following agreements between the Corporation and Named Executive Officers were in effect at the end of the Corporation’s most recently-completed financial year.

The Corporation entered into “change of control” agreements as of January 2001 with Shawn Nelson (Senior Vice-President Sales), as of October 28, 2004 with Douglas R. Nalette (Senior Vice-President Operations), and as of September 8, 2006 with Joseph Tocci (Senior Vice-President Logistics & Supply Chain). These agreements provide that if, within a period of six months after a change of control of the Corporation: (a) the executive voluntarily terminates his employment with the Corporation; or (b) the Corporation terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to twelve months of such executive’s remuneration at the effective date of such resignation or termination, and continued insurance coverage then in effect if permitted by the Corporation’s carrier during such period.

Furthermore, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of the executive’s options which have not yet become vested and exercisable will become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of the executive’s unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

On August 2, 2010, the Corporation entered into an Executive Employment Agreement with Gregory A. C. Yull. Pursuant to the terms of the Executive Employment Agreement, Mr. Yull received an annual base salary of $450,000, increased to $475,000 commencing June 1, 2011 and $500,000 commencing on June 1, 2012. Annual base salary adjustments will be determined by the Board of Directors as of June 1, 2013 and thereafter. Mr. Yull will also be entitled to a performance bonus for each fiscal year ranging from zero to 150% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board of Directors. For 2015, Mr. Yull’s bonus was based on the Corporation achieving certain target amounts for Adjusted EBITDA Targets and Cash Flows Targets as further described in the section entitled “Compensation of Executive Officers and Directors - Variable Cash Incentive Awards — Bonuses”. During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull was granted 350,000 stock options annually in accordance with the ESOP and thereafter at the discretion of the Board of Directors. In 2012, instead of receiving an award of 350,000 stock options in accordance with his employment agreement, Mr. Yull agreed to receive 500,905 SARs. The options granted during each of the first three years became exercisable in annual increments of 25% on each of the first four anniversaries of the grant date. Such options expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP. The exercise price of such options is equal to the closing market price of the Shares on the last trading day prior to the date of such grant. At least 50% of the Shares acquired by Mr. Yull pursuant to the exercise of the options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date on which the option was exercised.

Provided Mr. Yull has served under the Executive Employment Agreement a minimum of five years, unless earlier terminated by the Corporation without cause or by Mr. Yull for “Good Reason”, as defined in the Executive Employment Agreement, he will receive a defined benefit supplementary pension annually for life equal to the lesser of (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60, and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Corporation. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplementary pension benefit within 90 days of his death and continuing annually during her lifetime.

In the event the Corporation terminates Mr. Yull’s employment for any reason other than cause, or Mr. Yull terminates his employment for “Good Reason”, as defined in the Executive Employment Agreement, Mr. Yull will be entitled to severance pay in an amount equal to two times the sum of his base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, such amount will be paid 65% in a lump sum and the balance in eight equal quarterly instalments. In addition, all unvested options that would otherwise vest during the 24 months following the date of termination will be immediately vested and remain exercisable for a period of twelve months. Lastly, the retirement benefits set out above will vest.

In the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Executive Employment Agreement, or death, he will be entitled to receive (i) accrued and unpaid base salary earned up to the date of termination, (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, (iii) vacation pay earned up to the date of termination, and (iv) provided the date of termination is on or after the fifth year anniversary of the Executive Employment Agreement, the retirement benefits set out above will vest. In addition, all unvested stock options held by Mr. Yull will immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.

In the event that Mr. Yull’s employment is terminated by the Corporation without cause or for “Good Reason” within two years of a “Change of Control”, as defined in the Executive Employment Agreement, he will be entitled to receive (i) accrued and unpaid base salary earned up to the date of termination, (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years, (iii) vacation pay earned up to the date of termination, and (iv) severance pay in an amount equal to three times the sum of his base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull will immediately vest and remain exercisable for a period of 36 months following the date of termination, and the retirement benefits set out above will vest. Mr. Yull will also be entitled to participate, at his cost, in the benefits under the Corporation’s medical and dental benefit program until such time as he reaches the age of eligibility for coverage under Medicare. Lastly, disability and life insurance benefits will be provided for the benefit of Mr. Yull pursuant to any benefit plans and programs then provided by the Corporation generally to its executives and continue for a period of 36 months following the date of termination.

Mr. Yull has also agreed to a customary non-compete for two years from the date of termination.

On March 21, 2014, the Company and Jeffrey Crystal agreed to certain terms of employment. Under these terms, Mr. Crystal receives an annual base salary of $330,000. Mr. Crystal is also entitled to a bonus ranging from zero to 50% of his then-current annual base salary based on the achievement of certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, with the bonus opportunity increasing to 100% of his then-current annual base salary based on the achievement of certain stretch Adjusted EBITDA goals, as further described above in the section entitled “2015 Senior Management Bonus Plan” (also as further described in such section, certain percentages set forth in the terms of Mr. Crystal’s employment were adjusted in connection with the calculation of his 2015 bonus). In addition, the Corporation agreed to cover certain of Mr. Crystal’s relocation costs. Further, the terms provide that Mr. Crystal will be entitled to severance pay in an amount equal to twelve months’ base annual salary, or if Mr. Crystal is terminated within six months of change of control, he will be entitled to severance pay in an amount equal to 18 months’ base annual salary. Alternatively, if Mr. Crystal resigns within six months of change of control, or the Corporation terminates Mr. Crystal after six months of change of control, he will be entitled to severance pay in an amount equal to twelve months’ base annual salary. Mr. Crystal will also be entitled to continue insurance coverage then in effect if permitted by the Corporation’s carrier during such period.

Estimated Termination Payments

The table below reflects amounts or values that would have been payable to or received by each Named Executive Officer still employed by the Corporation if his employment had been terminated on December 31, 2015 without cause or following a change of control:

Name	Termination Without Cause		Change of Control
	Severance	Continuation of Benefits	Severance	Continuation of Benefits
Gregory A. C. Yull	2,296,021	5,832	3,444,031	8,748
Jeffrey Crystal	339,900	14,095	509,850	21,143
Douglas R. Nalette	350,097	6,178	350,097	6,178
Shawn Nelson	333,282	14,059	333,282	14,059
Joseph Tocci	311,427	13,893	311,427	13,893

Director Compensation

Compensation of directors is established in order to allow the Corporation to attract and retain highly-qualified and devoted directors with a varied and relevant experience, taking into account the numerous segments of activities which the Corporation exploits, and to align the interests of the directors with those of the shareholders.

Directors receive annual fees and additional compensation which varies depending on their attendance at meetings of the Board of Directors or of its committees. Compensation is paid semi-annually. During 2016, the HRCC will conduct a review of the compensation of the Corporation’s directors and report thereon to the Board of Directors.

The following table presents the different components of the compensation the directors may be entitled to receive, with the exception of Gregory A. C. Yull, who does not receive any compensation for serving as director as he is an executive of the Corporation.

Type of Compensation	Amount
Annual Amount
Annual retainer fee		$30,000
Chair of the Board of Directors (includes the annual retainer fee)		$90,000
Chair of the Audit Committee		$10,000
Member of the Audit Committee		$5,000
Chair of the HRCC		$5,000
Member of the HRCC		$2,000
Chair of the CGNC Member of the CGNC Chair of the Executive Committee	$ $ $	5,000 2,000 5,000
Member of the Executive Committee		$2,000
Other Compensation
Attendance fee for each meeting of the Board of Directors and committees	$ ($	1,000 500 by telephone	)

Under the DSU Plan, directors are able to elect to receive 50% or 100% of their annual retainer in the form of DSUs. In such event, the cash retainer is paid on a semi-annual basis with the number of DSUs to be issued determined by reference to the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date on which the DSUs are issued. While DSUs vest immediately, they are paid out only when a director ceases to be a member of the Board of Directors.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred for attending Board of Directors and Committee meetings. If an independent director who is not an employee of the Corporation or of one of its subsidiaries is asked to provide additional services to the Corporation as director beyond the customary responsibilities of a director, such director may receive additional compensation determined by the CGNC.

The Corporation does not have a retirement plan for directors who are not employees or former employees of the Corporation.

Summary of Director Compensation

The Corporation paid its directors an aggregate of $813,880 for their services as directors in respect of the fiscal year ended December 31, 2015. The following table presents the details of all compensation and fees paid to the directors of the Corporation for the fiscal year ended December 31, 2015 (except for Gregory A. C. Yull, who is a Named Executive Officer and who did not receive any fees as a director).

Director	Fees earned (1) (3) ($)	Share-based awards(2) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value(4) ($)	All other compensation ($)		Total ($)
Eric E. Baker(5)	47,733	48,326	—	—	—	14,539	(7)	110,598
Robert M. Beil	47,000	48,326	—	—	—	—		95,326
George J. Bunze	79,500	48,326	—	—	—	—		127,826
Frank Di Tomaso	50,500	48,326	—	—	—	—		98,826
Robert J. Foster	53,000	48,326	—	—	—	—		101,326
James Pantelidis	46,000	48,326	—	—	—	—		94,326
Jorge N. Quintas	41,000	48,326	—	—	—	—		89,326
Mary Pat Salomone(6)	3,000	—	—	—	—	—		3,000
Melbourne F. Yull	45,000	48,326	—	—	—	—		93,326

Total	412,733	386,608	—	—	—	14,539		813,880

(1)	Directors may elect to receive in lieu of cash either 50% or 100% of such semi-annual directors’ fees in the form of DSUs. No fractional shares may be granted; therefore any fractional share entitlements are satisfied by the payment of an amount in cash equal to such fractional share entitlement multiplied by the DSU value on the settlement date.
(2)	The amount shown for each share-based award is the grant date fair value of the DSUs that were granted to the director under the DSU Plan for the specified financial year which is calculated as the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date on which the DSU value is determined. Amounts presented do not include DSUs elected in lieu of cash for semi-annual fees.
(3)	The amount shown includes DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2015.
(4)	The Corporation does not have a retirement plan for directors who are not employees of the Corporation.
(5)	Eric E. Baker served as a director until his resignation on June 30, 2015.
(6)	Mary Pat Salomone was appointed as a director on November 30, 2015.
(7)	Represents amounts paid with respect to a service award.

The following table presents the breakdown of fees earned by each director as such for the fiscal year ended December 31, 2015 (except for Gregory A. C. Yull, who did not receive any fees as a director).

Director	Board Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Total Fees Earned ($)
Eric E. Baker(1)	38,721	860	2,152	3,500	2,500	47,733
Robert M. Beil	30,000	2,000	5,000	7,000	3,000	47,000
George J. Bunze	60,000	2,000	7,500	7,000	3,000	79,500
Frank Di Tomaso	30,000	3,500	5,000	7,500	4,500	50,500
Robert J. Foster	30,000	8,000	—	7,500	7,500	53,000
James Pantelidis	30,000	5,000	—	7,000	4,000	46,000
Jorge N. Quintas	30,000	2,000	—	6,500	2,500	41,000
Mary Pat Salomone(2)	2,500	—	—	500	—	3,000
Melbourne F. Yull	30,000	—	5,000	7,500	2,500	45,000

Total	281,221	23,360	24,652	54,000	29,500	412,733

(1)	Eric E. Baker served as a director until his resignation on June 30, 2015.
(2)	Mary Pat Salomone was appointed as a director on November 30, 2015.

Outstanding Director Incentive Plan Awards for the Fiscal Year Ended December 31, 2015

The following table presents for each director all outstanding awards at the end of the fiscal year ended December 31, 2015 (except for Gregory A. C. Yull, who is a Named Executive Officer; see the heading “Compensation of Executive Officers and Directors — Summary of the Compensation of the Named Executive Officers — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”).

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) (CDN$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based awards that have not Vested (CDN$)	Market or Payout Value of Vested Share-based awards not paid out or distributed(2) (3) (CDN$)
Eric E. Baker(4)	—	—	—	—	—	—	—
Robert M. Beil	2,500 10,000 10,000	2.19 1.55 12.04	06/10/2016 06/07/2017 06/05/2019	41,250 171,400 66,500	—	—	274,819
George J. Bunze	5,000 10,000	1.55 12.04	06/07/2017 06/05/2019	85,700 66,500			336,178
Frank Di Tomaso	—	—	—	—	—	—	112,140
Robert J. Foster	10,000	12.04	06/05/2019	66,500	—	—	338,271
James Pantelidis	10,000	12.04	06/05/2019	66,500	—	—	446,040
Jorge N. Quintas	2,500 5,000 10,000	2.19 1.55 12.04	06/10/2016 06/07/2017 06/05/2019	41,250 85,700 66,500	—	—	309,302
Mary Pat Salomone(5)	—	—	—	—	—	—	—
Melbourne F. Yull	12,500 10,000 10,000	2.19 1.55 12.04	06/10/2016 06/07/2017 06/05/2019	206,250 171,400 66,500	—	—	318,089

(1)	This column sets out the aggregate value of in-the-money unexercised options as of December 31, 2015, calculated based on the difference between the closing price of the Shares underlying the stock options on the TSX on December 31, 2015 (being CDN$18.69) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.
(2)	This column contains the aggregate payout value as of December 31, 2015 of vested SARs that have not been exercised and DSUs that have not been settled. SARs are calculated based on the difference between the closing price of the Shares underlying the SARs on the TSX on December 31, 2015 (being CDN$18.69) and the base price of the SARs (being CDN$7.56). Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the price of the Shares. DSUs are calculated based on the closing price of the Shares on the TSX underlying the DSUs on December 31, 2015 (being CDN$18.69). See additional detail in the table below:

Share-Based Awards
Name	Market or Payout Value of Vested DSU awards not paid out or distributed (CDN$)	Market or Payout Value of Vested SARs awards not paid out or distributed (CDN$)	Total Market or Payout Value of Vested Share- based awards not paid out or distributed
Eric E. Baker	—	—	—
Robert M. Beil	163,519	111,300	274,819
George J. Bunze	224,878	111,300	336,178
Frank Di Tomaso	112,140	—	112,140
Robert J. Foster	226,971	111,300	338,271
James Pantelidis	112,140	333,900	446,040
Jorge N. Quintas	198,002	111,300	309,302
Mary Pat Salomone	—	—	—
Melbourne F. Yull	206,789	111,300	318,089

(3)	Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2015.
(4)	Eric E. Baker served as a director until his resignation on June 30, 2015.
(5)	Mary Pat Salomone was appointed as a director on November 30, 2015.

The following table presents for each director all DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2015.

Name	Number of DSUs not yet granted at December 31, 2015(1)	Fees earned for which DSUs were elected in lieu of cash ($)
Eric E. Baker(2)	—	—
Robert M. Beil	808	11,250
George J. Bunze	3,843	53,500
Frank Di Tomaso	—	—
Robert J. Foster	2,011	28,000
James Pantelidis	—	—
Jorge N. Quintas	1,436	20,000
Mary Pat Salomone (3)
Melbourne F. Yull	1,616	22,500

(1)	The amount shown for DSUs to be granted in lieu of cash for semi-annual directors’ fees earned is calculated based on the volume weighted average trading price of the Shares on the TSX for the five trading days preceding March 21, 2016 of $13.92 (CDN $18.59).
(2)	Eric E. Baker served as a director until June 30, 2015.
(3)	Mary Pat Salomone was appointed as a director on November 30, 2015.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out for each director (except for Gregory A. C. Yull, who is a Named Executive Officer), the value of option-based awards and share-based awards which vested during the year ended December 31, 2015 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2015. For Gregory A. C. Yull, see the heading “Compensation of Executive Officers and Directors — Summary of the Compensation of the Named Executive Officers — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”.

Name	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year(2) (CDN$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CDN$)
Eric E. Baker(3)	16,700	143,750	—
Robert M. Beil	16,700	114,717	—
George J. Bunze	16,700	149,218	—
Frank Di Tomaso	—	58,500	—
Robert J. Foster	16,700	147,978	—
James Pantelidis	16,700	144,225	—
Jorge N. Quintas	16,700	133,073	—
Mary Pat Salomone (4)	—	—	—
Melbourne F. Yull	16,700	138,806	—

(1)	The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the excess of the closing price of the Shares underlying the options on the vesting date over the exercise price on the vesting date excluding stock options that are not in-the-money. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.
(2)	The value is calculated as if the SARs were exercised on the vesting date of each relevant grant. The value is equal to the excess of the closing price of the Shares underlying the SARs on the vesting date (CDN $18.58) over the base price of the SARs on the vesting date (CDN $7.56). There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the price of the Shares. The DSUs value equals the closing price of the Shares underlying the DSUs on the vesting date. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2015.
(3)	Eric E. Baker served as a director until his resignation on June 30, 2015.
(4)	Mary Pat Salomone was appointed as a director on November 30, 2015.

For a summary description of the terms and conditions of the ESOP, see below under the heading “Securities Authorized for Issuance under Equity Compensation Plans — Executive Stock Option Plan”. For a summary description of the terms and conditions of SAR Plan, see below under the heading “Securities Authorized for Issuance under Equity Compensation Plans — 2012 Stock Appreciation Rights Plan”.

Pension and Other Post-Retirement Benefit Plans

The following table sets out the entitlements of each of Melbourne F. Yull and Gregory A. C. Yull under the defined benefit plans that provide for payments or benefits at, following, or in connection with retirement (all figures were calculated using the accounting methods and assumptions disclosed in Note 17 to the Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2015).

Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non- Compensatory Change	Closing Present Value of Defined Benefit Obligation
		At Year End	At Age 65
Melbourne F. Yull	26	260,935	N/A	3,100,740	(260,935)	58,025	2,897,830
Gregory A.C. Yull	26	600,000	600,000	4,861,520	—	(324,934)	4,536,586

Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Corporation from January 11, 1995 to June 14, 2006. Prior thereto, Mr. Yull was the President and a director of the Corporation or a predecessor thereof, from 1981. The former employment agreement entered into between the Corporation and Mr. Yull provides that Mr. Yull receives from the Corporation a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Corporation, multiplied by his years of service with the Corporation to retirement. Accordingly, Mr. Yull receives a pension from the Corporation in an amount of $260,935 per year.

Gregory A. C. Yull is President, Chief Executive Officer and a director of the Corporation. The employment agreement entered into between the Corporation and Gregory A. C. Yull provides that he will receive from the Corporation a defined benefit supplementary pension annually for life in an amount equal to the lesser of (i) $450,000 if he separates from service to the Corporation at age 60 up to a maximum amount of $600,000 at age 65 increasing rateably for each additional year of service past age 60, and (ii) 2% of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation of his employment with the Corporation, multiplied by his years of service with the Corporation. As of December 31, 2015, Mr. Yull’s accumulated benefit was an amount of $600,000 per year.

The Corporation maintains defined contribution pension plans in the United States and Canada. Each Named Executive Officer participates in the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “US Plan”). The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Corporation may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Corporation’s contributions to the US Plan and the accumulated value as of December 31, 2015 for each Named Executive Officer.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)(1)	Accumulated Value at Year End ($)
Gregory A. C. Yull	1,780,471	14,575	1,605,181
Jeffrey Crystal	7,905	14,575	24,810
Douglas R. Nalette	753,504	14,575	693,673
Shawn Nelson	917,951	14,575	851,903
Joseph Tocci	603,170	14,575	621,872

(1)	The Corporation’s contribution for the fiscal year ended December 31, 2015 was paid in 2016.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out certain details as of December 31, 2015 with respect to stock options granted under the ESOP, PSUs and DSUs.

Plan category	Number of securities to be issued upon exercise of outstanding options, PSUs, DSUs, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,431,143	8.78	3,435,611
Equity compensation plans not approved by security holders	—	—	—

Total	2,431,143	8.78	3,435,611

Executive Stock Option Plan

In 1992, the Corporation adopted the ESOP, as amended from time-to-time, in respect of the Shares. The ESOP provides that the total number of Shares reserved for issuance thereunder is equal to 10% of the issued and outstanding Shares from time-to-time. The ESOP is considered to be an “evergreen” plan, since the number of Shares covered by options which have been exercised will be available for subsequent grants under the ESOP and the number of options available for grants increases as the number of issued and outstanding Shares increases. As such, under the rules of the TSX, a security-based compensation arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders and the unallocated options are subject to ratification by shareholders every three years thereafter. All unallocated options under the ESOP were most recently ratified, confirmed and approved by shareholders at an annual and special meeting of shareholders of the Corporation held on June 4, 2015.

The purpose of the ESOP is to promote a proprietary interest in the Corporation among the executives, key employees and directors of the Corporation and its subsidiaries, in order to both encourage such persons to further the development of the Corporation and assist the Corporation in attracting and retaining key personnel necessary for the Corporation’s long-term success. The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of Shares subject to such options. Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Corporation’s long-term results. The number of Shares to which the options relate is determined by taking into account, inter alia, the market value of the Shares and each optionee’s base salary.

The following is a description of certain features of the ESOP:

(a)	options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)	if an option is to expire during a period when the optionee is prohibited by the Corporation from trading in the Shares pursuant to the policies of the Corporation (a “Blackout Period”), or within ten business days of the expiry of such Blackout Period, the term of such option will be automatically extended for a period of ten business days immediately following the end of the Blackout Period;

(c)	options that are granted to directors who are not executive officers of the Corporation vest as to 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of grant;

(d)	under the current amended ESOP, all other options granted vest as to one-third on each of the first, second and third anniversaries of the date of grant. Previously, the ESOP provided that such stock options granted, other than to directors who were not executives, vested 25% per year over four years;

(e)	the aggregate number of options that may be granted to directors who are not part of management may not exceed 1% of the number of issued and outstanding Shares;

(f)	the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the Shares, defined in the ESOP as the closing price of the Shares on the TSX for the day immediately preceding the effective date of the grant;

(g)	the number of Shares reserved for issuance to any person cannot exceed 5% of the number of issued and outstanding Shares;

(h)	the number of Shares issuable to any one “insider” of the Corporation and such insider’s associates within a one-year period cannot exceed 5% of the number of issued and outstanding Shares;

(i)	the number of Shares issuable at any time to “insiders” under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding Shares;

(j)	the number of Shares issued to “insiders” within a one-year period under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding Shares;

(k)	options granted under the ESOP may not at any time be repriced;

(l)	options granted under the ESOP may not be assigned;

(m)	in the event that a bona fide offer to purchase all or part of the outstanding Shares is made to all shareholders, notice thereof must be given by the Corporation to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her shares should the optionee so desire;

(n)	the ESOP does not provide for financial assistance from the Corporation to optionees;

(o)	when a director of the Corporation ceases to be a director, all non-vested options are immediately cancelled and the former director is entitled to exercise, within a period of three months from such event, options that had vested at the time the director ceased to be a director;

(p)	in the case of retirement of an optionee, all non-vested options are immediately cancelled and the former employee is entitled to exercise, within a period of twelve months from retirement, options that had vested at the time of retirement;

(q)	in the case of an optionee’s death, all non-vested options are immediately cancelled and the estate is entitled to exercise, within a period of twelve months from death, options that had vested at the time of death;

(r)	when an optionee ceases to be an employee of the Corporation or a subsidiary of the Corporation for any reason other than retirement or death, all non-vested options are immediately cancelled and the optionee is entitled to exercise, within a period of three months from the termination of employment, options that had vested at the time of termination of employment; and

(s)	subject to the approval of the TSX, the Board of Directors of the Corporation may amend or terminate the ESOP at any time but, in such event, the rights of optionees related to any options granted but unexercised under the ESOP shall be preserved and maintained and no amendment can confer additional benefits upon optionees without prior approval by the shareholders of the Corporation.

The following is a description with respect to grants and exercises of options under the ESOP, as required by the TSX:

Since the inception of the ESOP in 1992 and as of March 31, 2016:

(i)	the Corporation has granted options in respect of an aggregate of 13,589,333 Shares,

(ii)	options in respect of 7,258,467 Shares have lapsed due to expiration or cancellation, and

(iii)	options in respect of 4,752,116 Shares have been exercised,

so that, as of March 31, 2016, there were options issued and outstanding in respect of an aggregate of 1,578,750 Shares, representing approximately 2.7% of the issued and outstanding Shares, and a total of 4,277,158 Shares were available for future grants of stock options, representing approximately 7.3% of the issued and outstanding Shares.

2012 Stock Appreciation Rights Plan

On June 20, 2012, the Board of Directors of the Corporation adopted the SAR Plan. The purpose of the SAR Plan is to (a) promote a proprietary interest in the Corporation among its executives and directors; (b) encourage the Corporation’s executives and directors to further the Corporation’s development; and (c) attract and retain the key employees necessary for the Corporation’s long-term success. The SAR Plan is administered by the HRCC and authorizes the Corporation to award SARs to eligible persons. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a Share on the date of exercise. SARs can be settled only in cash.

The following is a description of certain features of the SAR Plan:

(a)	SARs expire not later than ten years after the date of grant. The expiry date of SARs, and their vesting schedule, if any, will be set out in the applicable agreement evidencing the grant of SARs to a participant. Once the expiry date of SARs is determined in the applicable agreement, such expiry date may not be extended;

(b)	the aggregate number of SARs that may be granted to directors who are not employees of the Corporation cannot exceed 1% of the number of issued and outstanding Shares;

(c)	the base price of a SAR will be the closing price of the Shares on the TSX on the trading day immediately preceding the day on which a SAR is granted; and

(d)	the base price of each SAR is confirmed in writing by the HRCC to the participant at the time of grant and once so confirmed, may not be changed; and

(e)	upon the occurrence of a change in control (as defined in the SAR Plan), all SARs outstanding at such time will become fully and immediately vested and will remain exercisable until their expiration, termination or cancellation pursuant to the terms of the SAR Plan and the applicable grant agreement.

The award agreements for the SARs granted in 2012 provide that the SARs granted to employees and executives will vest and may be exercisable 25% per year over four years and that the SARs granted to directors, who are not officers of the Corporation, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Since the inception of the SAR Plan and as of March 31, 2016:

(i)	the Corporation has awarded 1,240,905 SARs,

(ii)	163,750 SARs have lapsed due to expiration or cancellation, and

(iii)	635,680 SARs have been exercised,

so that, as of March 31, 2016, there were 441,475 SARs outstanding.

Performance Share Unit Plan

On April 22, 2014, the Board of Directors adopted the PSU Plan for executive officers and employees of the Corporation and its subsidiaries. The PSU Plan was approved by the shareholders of the Corporation at an annual and special meeting held on June 11, 2014. The purpose of the PSU Plan is to provide executive officers and employees with a proprietary interest in the Corporation through the granting of PSUs. The PSU Plan is also intended to increase the interest in the Corporation’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Corporation, to furnish an incentive to such executive officers and employees to continue their services for the Corporation and its subsidiaries and to provide a means through which the Corporation and its subsidiaries may attract able persons to enter their employment.

The following is a summary of the material terms of the PSU Plan and is subject to, and qualified by, the full text of the PSU Plan.

The Board of Directors, in its sole discretion, may from time to time approve the grant of PSUs to one or more executive officers or employees in respect of future services, the number of PSUs to be granted and the terms and conditions of such PSUs. Each grant of PSUs will be evidenced by a grant letter from the Corporation addressed to the executive officer or employee, setting out the date of grant, the number of PSUs granted, the performance objective(s) which must be attained in order for PSUs to be earned, any applicable reduction or increase in the number of Shares underlying the PSUs depending on the level of attainment of the relevant performance objective(s), the vesting conditions, the settlement period, and any other terms and conditions applicable to such PSUs.

For PSUs granted to date, the PSUs have a three-year market measurement period over which the Corporation’s total shareholder return (“TSR”) on its common stock is compared against the companies included in the Dow Jones – U.S. Containers & Packaging Index (“Peer Group”), over the same measurement period. TSR is measured as the five-day volume weighted average price as of the applicable vesting date as divided by the five-day average price from the applicable grant date. The following table presents the award payout schedule for the PSUs. One hundred percent of the PSUs are defined as the “Target Shares” in the table. Further, first quartile means the top performing quartile and fourth quartile means the bottom performing quartile.

Relative TSR Ranking Relative to the Dow Jones – U.S. Containers & Packaging Index	Period Percent of Target Shares Vested
First Quartile TSR ranking	150%
Second Quartile TSR ranking	100%
Third Quartile TSR ranking	50%
Fourth Quartile TSR ranking	0%

The TSR measures are estimated based on the conventional method, which considers the reinvestment of any potential dividends in the Corporation’s stock.

The level of attainment of the performance objective(s), the number of PSUs earned and eligible to vest and the number of Shares underlying such PSUs will be determined by the Board of Directors from time to time. Upon such determination by the Board, the Corporation will deliver to the executive officer or employee a letter confirming the number of PSUs earned by the executive officer or employee and the number of Shares underlying such PSUs. Any PSUs not earned in accordance with the foregoing will expire and the executive officer or employee will not have any rights or entitlements whatsoever in respect of any such PSUs.

Once a PSU is earned and has vested in accordance with the grant letter and the PSU Plan, it may be settled during a period established by the Board of Directors in accordance with the grant letter.

An executive officer or employee may request the settlement of PSUs which are earned and have vested in accordance with the grant letter and PSU Plan, at any time during the settlement period, in such manner as the Board of Directors may determine from time to time and in accordance with such rules and regulations as the Board of Directors may prescribe from time to time. As soon as reasonably practicable following the settlement date, the Corporation will settle the PSUs by delivering to the executive officer or employee, at the sole discretion of the Corporation, any of the following: (i) a number of Shares acquired on the open market equal to the number of settled PSUs; (ii) a number of Shares issued by the Corporation equal to the number of settled PSUs; or (iii) any combination of clauses (i) and (ii) above.

PSUs expire on the business day preceding December 31 of the third calendar year following the first year in which the executive officer or employee rendered services in respect of the grant of PSUs. Any PSU which has vested in accordance with the applicable grant letter and the PSU Plan but which has not been settled at the expiry date will be automatically settled on such date.

In the event of a “Change of Control” of the Corporation, as that term is defined in the PSU Plan, (i) the settlement period of all vested PSUs will terminate on the date of the “Change of Control”, (ii) if applicable, and subject to clause (iii), the PSU Plan and all unvested PSUs will be assumed or continued by the successor entity to the Corporation or will be replaced by or substituted for a new PSU Plan and new PSUs of the successor entity with identical terms and conditions, subject to an equitable adjustment in accordance with the PSU Plan, and (iii) if the adjustment in clause (ii) is not deemed practicable by the Board of Directors of the Corporation, the Board of Directors will accelerate vesting of all unvested PSUs, with effect as of the “Change of Control”, with the deemed attainment of 100% of the relevant performance objective(s).

If a holder of PSUs ceases to be an executive officer or employee of the Corporation or one of its subsidiaries for whatever reason, including resignation, voluntarily departure, termination for cause, termination other than for cause, permanent disability or death, all unvested PSUs will be forfeited and the settlement period of all vested PSUs will terminate on the later of the executive officer or employee’s last day of work with the Corporation or subsidiary, as the case may be, and the date of the Board’s determination of the level of attainment of the performance objective(s), the number of PSUs earned and eligible to vest and the number of Shares underlying such PSUs.

As soon as reasonably practicable following the settlement date, the Corporation or a subsidiary will make a lump-sum cash payment to an executive officer or employee, net of any withholdings, in an amount equal to the number of Shares issued or delivered to the executive officer or employee multiplied by the amount of cash dividends per Common Share declared and paid by the Corporation from the date of grant of the PSUs to such executive officer or employee, so that the executive officer or employee will be treated for purposes of dividends as if he or she had been the holder of such Shares as and from the date of grant of the PSUs.

A maximum of 1 million Shares may be issued from treasury under the PSU Plan, representing approximately 1.7% of the issued and outstanding Shares as of March 31, 2016. The Corporation expects that the PSU Plan will be in effect for a number of years and that the maximum of 1 million Shares issuable from treasury will be sufficient for that purpose.

PSUs may not be assigned or transferred, other than by will or the laws of succession.

The number of Shares: (i) issued to insiders of the Corporation, within any one-year period, and (ii) issuable to insiders of the Corporation, at any time, under the PSU Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, cannot exceed 10% of the total number of issued and outstanding Shares, respectively. For such purpose, the term “insider” means those who are “reporting insiders” of the Corporation as defined in National Instrument 55-104—Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators.

Subject to the exceptions set out below, the Board of Directors may amend, suspend or terminate the PSU Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the PSU Plan without seeking shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the PSU Plan or to correct or supplement any provision of the PSU Plan that is inconsistent with any other provision of the PSU Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(c)	amendments necessary in order for PSUs to qualify for favourable treatment under applicable taxation laws;

(d)	amendments respecting administration of the PSU Plan;

(e)	any amendment to any PSU, whether or not such PSU is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(f)	amendments necessary to suspend or terminate the PSU Plan; and

(g)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments:

(i)	amendments to the number of Shares issuable under the PSU Plan, including an increase to a maximum percentage or number of Shares;

(ii)	any amendment extending the term of a PSU held by an insider beyond its original expiry date except as otherwise permitted by the PSU Plan;

(iii)	any amendment to the amendment provisions of the PSU Plan;

(iv)	any amendment to remove or to exceed the “insider participation limit” set out in the PSU Plan; and

(v)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

In the event of any conflict between paragraphs (a) to (g) and paragraphs (i) to (v) above, the latter shall prevail.

Since the inception of the PSU Plan and as of March 31, 2016:

(i)	the Corporation has awarded 1,068,166 PSUs, and

(ii)	18,060 PSUs have lapsed due to expiration or cancellation,

so that, as of March 31, 2016, there were 1,050,106 PSUs outstanding.

Deferred Share Unit Plan

On April 22, 2014, the Board of Directors adopted the DSU Plan for the Corporation’s non-executive directors. The DSU Plan was approved by the shareholders of the Corporation at an annual and special meeting held on June 11, 2014. The purpose of the DSU Plan is to provide the Corporation’s non-executive directors with a form of compensation which promotes a greater alignment of the interests of the non-executive directors and the shareholders of the Corporation in creating long-term shareholder value.

The DSU Plan is under the direction of the Board of Directors. The HRCC makes recommendations to the Board of Directors in relation to the DSU Plan and DSU awards.

The following is a summary of the material terms of the DSU Plan and is subject to, and qualified by, the full text of the DSU Plan.

The Board of Directors, upon the recommendation of the HRCC, may in its sole discretion grant DSUs to one or more non-executive directors of the Corporation from time-to-time. In addition, each non-executive director may elect to receive, in lieu of cash, either 50% or 100% of all fees payable to such director as a member of the Board or lead director or as a member or chair of a committee of the Board, net of any applicable withholdings, in the form of DSUs. The DSUs will be credited to an account maintained for the director by the Corporation.

If a non-executive director elects to receive DSUs in lieu of fees, the director will receive a number of DSUs obtained by dividing the amount of such fees by the “DSU Value” on the date on which the DSUs are awarded, with such DSUs being awarded to non-executive directors on a semi-annual basis. “DSU Value” is defined in the DSU Plan as the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date on which the DSU Value is determined.

Holders of DSUs cannot settle their DSUs while they are members of the Board of Directors of the Corporation. Once they cease to be a member of the Board, the Corporation will settle the DSUs by delivering to the former director, at the sole discretion of the Corporation, any of the following: (i) a number of Shares acquired in the open market equal to the number of settled DSUs; (ii) a number of Shares issued by the Corporation equal to the number of settled DSUs; or (iii) any combination thereof, in each case, net of any applicable withholdings.

A maximum of 250,000 Shares may be issued from treasury under the DSU Plan, representing approximately 0.4% of the issued and outstanding Shares as of March 31, 2016. The Corporation expects that the DSU Plan will be in effect for a number of years and that the maximum of 250,000 Shares issuable from treasury will be sufficient for that purpose.

DSUs may not be assigned or transferred, other than by will or the laws of succession.

The number of Shares: (i) issued to insiders of the Corporation, within any one-year period, and (ii) issuable to insiders of the Corporation, at any time, under the DSU Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, cannot exceed 10% of the total number of issued and outstanding Shares, respectively. For such purpose, the term “insider” means those who are “reporting insiders” of the Corporation as defined in National Instrument 55-104—Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators.

Subject to the exceptions set out below, the Board of Directors may amend, suspend or terminate the DSU Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the DSU Plan without seeking shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(c)	amendments necessary in order for DSUs to qualify for favourable treatment under applicable taxation laws;

(d)	amendments respecting administration of the DSU Plan;

(e)	any amendment to any DSU, whether or not such DSU is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(f)	amendments necessary to suspend or terminate the DSU Plan; and

(g)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments:

(i)	amendments to the number of Shares issuable under the DSU Plan, including an increase to a maximum percentage or number of Shares;

(ii)	any amendment extending the term of a DSU held by an insider beyond its original expiry date except as otherwise permitted by the DSU Plan;

(iii)	any amendment to the amendment provisions of the DSU Plan;

(iv)	any amendment to remove or to exceed the “insider participation limit” set out in the DSU Plan; and

(v)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

In the event of any conflict between paragraphs (a) to (g) and paragraphs (i) to (v) above, the latter shall prevail.

Since the inception of the DSU Plan and as of March 31, 2016:

(i)	the Corporation has awarded 94,757 DSUs, and

(ii)	16,460 DSUs have been settled,

so that, as of March 31, 2016, there were 78,297 DSUs outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

None of the executive officers, directors, employees and former executive officers, directors and employees of the Corporation and its subsidiaries as of March 31, 2016, owe any indebtedness to the Corporation and its subsidiaries, and no indebtedness of such persons to other entities was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

During the fiscal year ended December 31, 2015, and as of the date of this Circular, none of the directors, executive officers, employees (or previous directors, executive officers or employees of the Corporation), each proposed nominee for election as a director of the Corporation (or any associate of a director, executive officer or proposed nominee) was or is indebted to the Corporation with respect to the purchase of securities of the Corporation and for any other reason pursuant to a loan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or exercises control or direction over, directly or indirectly, voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person or proposed director of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation or any of its subsidiaries, or in any proposed transaction that could materially affect the Corporation or any of its subsidiaries, or in any matter to be acted upon at this Meeting.

SHAREHOLDER PROPOSALS

The CBCA provides that a Registered Shareholder or a Beneficial Shareholder that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated April 26, 2016, the deadline for submitting a Proposal to the Corporation in connection with the next annual meeting of shareholders is January 13, 2017.

The foregoing is a summary only. Shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Corporation believe that the highest standards of corporate governance are essential in the effective management of the Corporation as well as in the Corporation’s ability to build sustainable worth for its customers, business partners, employees and investors. The Board of Directors is committed to maintaining a high standard of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

The Corporation is a Canadian reporting issuer and the Shares are listed and posted for trading on the TSX. The Corporation’s corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). Further, the Corporation’s governance practices also comply with the governance rules of the SEC applicable to foreign issuers and those mandated by the United States Sarbanes-Oxley Act of 2002.

The CSA Guidelines set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The Corporation’s corporate governance practices are substantially in alignment with the CSA Guidelines. In accordance with the CSA Guidelines, the Corporation discloses, on an annual basis and in prescribed form, the corporate governance practices that it has adopted.

Pursuant to its mandate, the Board of Directors supervises the management of the business and affairs of the Corporation, including the development of major policy and strategy and the identification of the risks of the Corporation’s business and implementation of the appropriate systems to manage these risks. The Board of Directors has explicitly assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate setting out its stewardship responsibilities. The Board of Directors discharges its responsibilities either directly or through its committees.

As regards the identification and management of risk, the Board of Directors receives reports from management of the Corporation on a regular basis with respect to risks which the Corporation encounters in its business. Among others, the Board considers and discusses risks such as: trends in the costs of raw materials and commodities; fluctuations in interest rates and foreign exchange rates; environmental and safety issues; execution by the Corporation of its capital expenditure projects, including the construction of the Corporation’s new facility in Blythewood, South Carolina; business continuity, including the effects of the flood experienced by the Corporation at its facility in Columbia, South Carolina; and integration of businesses acquired by the Corporation. Many of the risks considered and discussed by the Board are set out in the section entitled “Risk Factors” in the Corporation’s annual report on Form 20-F for the fiscal year ended December 31, 2015 and in the Corporation’s Management’s Discussion and Analysis for the 2015 fiscal year, both of which are available under the Corporation’s profile on SEDAR at www.sedar.com.

The Board of Directors has established four committees, namely the Audit Committee, HRCC, CGNC and Executive Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Board of Directors has adopted a formal mandate for each committee. The Board of Directors has developed a description of the role and responsibilities for each of the Chairman of the Board, the Lead Director, where applicable, the Chair of each committee of the Board of Directors and the Chief Executive Officer.

The Corporation has adopted a Code of Conduct and Business Ethics to which all directors, management personnel and employees of the Corporation are expected to adhere. A copy of the Code of Conduct and Business Ethics is available under the Corporation’s profile on SEDAR at www.sedar.com.

The following discloses the Corporation’s current governance practices in accordance with the CSA Guidelines.

Board of Directors

The Corporation complies with the CSA Guidelines which set out that a majority of the directors of the Corporation must be independent.

According to section 1.4 of National Instrument 52 – 110 Audit Committees, a director is independent if he or she has no direct or indirect material relationship with the Corporation, which includes a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the director’s independent judgment. After having examined the role and relationships of each of the directors and based on information provided by the directors as to their individual circumstances, the CGNC has established that seven of the nine directors proposed as nominees by management for election as directors are, as of the date hereof, independent of the Corporation, namely:

•	Robert M. Beil

•	George J. Bunze

•	Frank Di Tomaso

•	Robert J. Foster

•	James Pantelidis

•	Jorge N. Quintas

•	Mary Pat Salomone

This determination was made based on the following factors, that is, whether:

(i)	the director is, or has been within the last three years, an employee or executive officer of the Corporation or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation or a subsidiary;

(ii)	the director is a current partner or employee of a firm that is the Corporation’s internal or external auditor, or was within the last three years, a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(iii)	an immediate family member of the director is a current partner of a firm that is the Corporation’s internal or external auditor, or is a current employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was, within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(iv)	the director, or an immediate family member of the director, is or has been within the last three years, an executive officer of an entity on which any of the Corporation’s current executive officers serve or served at that time on the entity’s compensation committee; or

(v)	the director or an immediate family member of the director who is employed as an executive officer of the Corporation has received, during any twelve-month period within the last three years, more than $75,000 in direct compensation from the Corporation, other than (a) director and committee fees, (b) pension or other forms of deferred compensation for prior service provided that such compensation is not contingent in any way on continued service, and (c) compensation for previously acting as an interim chief executive officer of the Corporation or previously acting as a Chairman of the Board of Directors on a part-time basis.

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

After having examined the role and relationships of each director, the CGNC has established that, of the nine directors proposed by management to sit on the Board of Directors, the following two directors are not independent from the Corporation, namely:

•	Gregory A. C. Yull, who is the Chief Executive Officer of the Corporation; and

•	Melbourne F. Yull, whose “immediate family member” (Gregory A. C. Yull) is Chief Executive Officer of the Corporation.

The Corporation complies with the guidelines on corporate governance practices, which set out that a majority of the directors of the Corporation must be independent. The Board of Directors considers that, as of the date hereof, seven of the nine directors are independent, meaning that 77.8% of the proposed nominees for election as directors are independent.

In addition, during the fiscal year ended December 31, 2015, all of the members of each of the Audit Committee, HRCC and CGNC were independent directors. At December 31, 2015: the members of the Audit Committee were Frank Di Tomaso (Chairman), Robert J. Foster and James Pantelidis, the members of the HRCC were Robert M. Beil (Chairman), Robert J. Foster and Jorge N. Quintas, and the members of the CGNC were George J. Bunze (Chairman), Robert M. Beil and Frank Di Tomaso. If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
George J. Bunze	Stella-Jones Inc.

Frank Di Tomaso	ADF Group Inc. Birks Group Inc. Yorbeau Resources Inc.

James Pantelidis	EnerCare Inc. Industrial Alliance Insurance and Financial Services Inc. Parkland Fuel Corporation Rona Inc.

Mary Pat Salomone	TransCanada Corporation TransCanada Pipelines Limited

It is the practice of the Board of Directors to hold on a regular basis, following in-person meetings of the Board of Directors, in camera sessions at which only independent directors are in attendance. In 2015, there were two such in camera sessions.

George J. Bunze, Chairman of the Board of Directors, is an independent director. The positions of Chairman of the Board of Directors and Chief Executive Officer are split. The Board of Directors believes that separating the roles of Chairman of the Board of Directors and Chief Executive Officer allows the Board of Directors to more effectively oversee management, enhance accountability and avoid potential conflicts of interest.

The Board of Directors uses electronic board books and in some cases, video conferencing. This allows information to be disseminated effectively and allows the Board of Directors to conduct its business efficiently. The use of electronic board books also reduces the use of paper by the Board of Directors, which also has the corollary benefit of reducing costs and is consistent with the Corporation’s dedication to be an environmental leader.

Board Mandate

The Board of Directors approved its written mandate. The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policies and strategies and the identification of the risks of the Corporation’s business and the implementation of the appropriate systems to manage these risks. The complete text of the mandate of the Board of Directors is available on the Corporation’s website.

Position Descriptions

The Board of Directors has developed a description of the role and responsibilities of the Chairman of the Board of Directors, the Lead Director, where applicable, the Chair of each committee of the Board of Directors and the Chief Executive Officer.

The description of the role and responsibilities of the Chairman of the Board of Directors was approved by the Board of Directors. The description of the role and responsibilities of the Chairman of the Board of Directors establishes that the Chairman of the Board of Directors provides leadership and develops guiding principles for the Board of Directors and represents the Board of Directors with the shareholders at the annual meeting of shareholders. The Chairman of the Board of Directors also sets the agenda for meetings of the Board of Directors, chairs meetings of the Board of Directors, ensures that board members receive clear information on a timely basis and ensures that the performance of the Board of Directors is assessed on a regular basis. In addition, the Chairman of the Board of Directors supervises the chairs of the committees.

The description of the role and responsibilities of the Lead Director was approved by the Board of Directors. It provides, among other things, that the Lead Director chairs all meetings of the independent directors and must ensure that the Board of Directors functions independently from management. Descriptions of the role and responsibilities of the chairs of the Audit Committee, the HRCC and the CGNC were approved by the Board of Directors. They provide, among other things, that the chairman of each committee sets the agenda and chairs committee meetings and reports regularly to the Board of Directors.

A description of the role and responsibilities of the Chief Executive Officer was approved by the Board of Directors. The Board of Directors also determines with the Chief Executive Officer his or her priorities and responsibilities. The description provides that the Chief Executive Officer is ultimately responsible for managing the Corporation, for ensuring the profitability of the Corporation, for the proper functioning of its operations and for its sustained growth. He or she is responsible for developing and implementing the mission, the vision and the strategy of the Corporation approved by the Board of Directors. He or she must establish objectives for the Corporation and ensure that action plans and policies are implemented to meet these objectives. Therefore, the Chief Executive Officer is responsible for implementing and ensuring compliance with policies relating to operations, finance, growth and human resources management. The Chief Executive Officer is accountable for the development and respect of sound business practices and relations with internal and external clients of the Corporation, with the financial community, with the social communities and governments.

The position description of the Chairman of the Board of Directors and position description of the Chief Executive Officer are available on the Corporation’s website.

Orientation and Continuing Education

The Board recognizes the importance of ongoing education for directors. Directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Corporation encourages directors to attend appropriate continuing education programs and will contribute to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors. Furthermore, the Corporation also believes that serving on other corporate and not for profit boards is a valuable source of ongoing education.

Upon a director’s election or appointment to the Board of Directors, the director receives all of the various corporate governance documents that have been adopted by the Corporation. Additionally, the director participates in meetings with members of management of the Corporation, is given a tour of certain of the Corporation’s operational facilities and is briefed on the strategic policies and strategic direction of the Corporation, all of which is designed with a view to familiarize new directors with the Corporation, its management structures and operations, and key legal, financial and operational issues.

New directors are also provided with information regarding corporate governance and structure and procedures of the Board of Directors and any committee on which the director will serve.

Upon joining the Board of Directors, a new director will have multiple one-on-one sessions with the chairman, chief executive officer and corporate secretary to discuss the function of the Board of Directors and the nature of operation of the Corporation’s business activities. Individual meetings will also be scheduled with executive management to educate new directors in more detail with respect to the Corporation’s operations. A secure website is also available to directors, where they have access to important Board of Directors’ materials, including board books, charters, guidelines and codes.

The Corporation has developed an education program for new directors. The main objective of the education program is to offer for each new director the opportunity to learn the business of the Corporation and for each director to better understand the challenges to which the Corporation is exposed. This education program is addressed, inter alia, to new directors to inform them as to the role of the Board of Directors, its committees and its directors, the nature and functioning of the Corporation, and the operations and management of the Corporation. Each director receives a Director Information Handbook that is regularly updated. The Director Information Handbook contains material pertinent to the affairs of the Corporation, including the mandate of the Board of Directors and its committees, descriptions of the role and responsibilities of each committee chair and of the Chairman of the Board of Directors, details of directors’ compensation, details regarding the directors’ liability insurance, the role and responsibilities of the President and Chief Executive Officer, the Corporation’s Code of Business Conducts and Ethics (the “Code of Conduct”) and its policies.

The Corporation relies on the fact that each director has had considerable prior corporate experience and that each director has the necessary expertise to serve as an effective director of the Corporation. Various members of senior management of the Corporation report to the Board of Directors on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Corporation. Counsel to the Corporation in both the United States and Canada is also available to advise the Board of Directors on new developments in relevant areas of the law.

Ethical Business Conduct

The Corporation’s Code of Conduct applies to each of the Corporation’s directors, officers and employees. A copy of the Code of Conduct is available under the Corporation’s profile on SEDAR at www.sedar.com.

All directors, officers and employees of the Corporation are strongly encouraged to discuss all issues with appropriate personnel at the Corporation in cases in which they suspect that a potential breach of the Code of Conduct may have occurred. Any waiver of a provision of the Code of Conduct for executive officers or directors of the Corporation may be made only by the Board of Directors or a committee thereof and will be promptly disclosed as required by law or by the regulations of the TSX. To the knowledge of the directors and officers of the Corporation, there has not been any instance of departure from the Code of Conduct within the last twelve months. Persons who violate the standards set out in the Code of Conduct will be subject to disciplinary action. The Board of Directors did not grant any waiver with respect to the Code of Conduct to any director, executive or executive officer during the last fiscal year. Therefore, no material change report pertaining to any conduct of a director, executive or executive officer that constitutes a departure from the Code of Conduct was filed.

The Code of Conduct is provided to each employee of the Corporation at the time of his or her commencement of employment, as well as to each director and officer of the Corporation at the time of his or her election or appointment. The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider-trading prohibitions. Compliance with these subject matters is ultimately monitored by the Board of Directors in different ways depending on the specific matter in question.

For example, as concerns insider trading, at the designated time during each financial quarter, a member of management informs the Corporation’s personnel in writing when the regular trading black-out period begins and ends. Further, members of the Board of Directors may be involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by the Corporation’s personnel prior to its divulgation to the public.

As concerns matters such as discrimination and harassment and the health and safety of employees, it is the Corporation’s supervisors and managers who are responsible for regularly monitoring such matters. These managers prepare written reports dealing with such matters on a regular basis. The reports are then reviewed by members of senior management, who are responsible for bringing any specific concerns to the attention of the Board of Directors.

The Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager or, if they prefer, to discuss them with Holland & Knight LLP, the Corporation’s U.S. legal counsel. The Corporation’s supervisors and managers and counsel at Holland & Knight LLP, as the case may be, each have ready access to the Board of Directors.

Under the CBCA, the Corporation’s governing statute, a director or officer of the Corporation must disclose to the Corporation, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the CBCA, the director cannot vote on any resolution to approve the contract or transaction.

Further, it is the policy of the Corporation that an interested director or officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

In 2007, the Audit Committee established the “Whistle Blower Policy and Procedures” as part of the Code of Conduct. The purpose of the “Whistle Blower Policy and Procedures” is to provide a means by which accounting and audit-related complaints can be handled by the Audit Committee, thus providing an anonymous method by which employees can report, if any, questionable accounting, internal accounting controls, and auditing matters which would constitute a violation of the Corporation’s accounting policies, without fear of retaliation against good-faith whistleblowers.

Nomination of Directors

The CGNC identifies and recommends to the Board of Directors, when appropriate, skill sets and individuals who could add value to the Board of Directors. If the Board of Directors determines that new candidates for Board nomination are advisable, the process by which the Board of Directors identifies new candidates for Board nomination will begin with the approval by the Board of Directors of an outline of the skill-set and background which are desired in a new candidate. Board members and management will have an opportunity to suggest candidates for consideration. A search firm may be employed. Prospective candidates will be interviewed by the Chairman and other members of the Board of Directors on an ad hoc basis. An invitation to join the Board of Directors will be extended only after the Board of Directors has reached a consensus on the appropriateness of the candidate.

The members of the CGNC are George J. Bunze (Chairman), Robert M. Beil and Frank Di Tomaso. The CGNC is composed entirely of independent directors, as is a majority of the members of the Board of Directors, ensuring any candidate recommended to the Board of Directors by the CGNC is approved by independent members of the CGNC and a majority of independent members of the Board of Directors.

The members of the CGNC are appointed by the Board of Directors annually. The charter of the CGNC is available on the Corporation’s website and states that the committee will inter alia:

(i)	develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Corporation;

(ii)	monitor corporate governance issues, trends and proposed, new or amended regulatory requirements and, as appropriate, make recommendations to the Board of Directors;

(iii)	advise the Board of Directors with respect to the charters, structure and operations of the various committees of the Board of Directors and qualifications for membership thereon;

(iv)	in consultation with the Chairman of the Board of Directors and the Chief Executive Officer of the Corporation, make recommendations to the Board of Directors regarding which directors should serve on the various committees of the Board of Directors;

(v)	authorize any waiver of the compliance by an executive officer or a director with the Corporation’s Code of Conduct, oversee the investigation of any alleged breach of the Code of Conduct and make recommendations to the Board of Directors regarding any measures to be taken by the Board of Directors with respect thereto;

(vi)	exercise oversight of the policies and processes adopted by it or the Board of Directors relating to director orientation and continuing education;

(vii)	exercise oversight of the processes adopted by the Board of Directors for evaluating (a) the overall performance and workings of the Board of Directors as a whole, and (b) the performances of individual directors;

(viii)	establish a process for determining the “independence” of directors, the identification of “financial experts”, and the “financial literacy” of directors, as those terms are defined from time to time under the requirements or guidelines for board service under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading; and

(ix)	review the size and composition of the Board of Directors.

Compensation

The Board of Directors has given the HRCC a mandate to examine the compensation of executive officers and make recommendations with respect thereto. For more detailed information with respect to the compensation of the Corporation’s officers, see “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis – Compensation Process” above.

The Board of Directors has established a HRCC that is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees. The members of the HRCC for the fiscal year ended December 31, 2015 were Robert M. Beil (Chairman), Robert J. Foster and Jorge N. Quintas.

The mandate of the HRCC is described above under the heading “Compensation of Execution Officers and Directors —Named Executive Officer Profiles”. The charter of the HRCC is available on the Corporation’s website.

During the fiscal year ended December 31, 2015, the Board of Directors retained the services of Buck Consultants, as compensation consultants for advice relating to the competitiveness and appropriateness of the compensation programs of the Corporation for the President and Chief Executive Officer and other key executives, as the case may be. The services may include, but are not limited to, advice on base salaries, short-term, medium-term and long-term incentive programs, pension plans, social benefits, awards and provisions regarding employment and change of control. In connection with these services, Buck Consultants may review the Corporation’s compensation policies (including making recommendations on the companies forming part of the peer group of companies representative of the competitive market of the Corporation, positioning regarding compensation and performance, performance measures, etc.), the design of the programs and the level of compensation compared to market and may make observations and recommendations regarding amendments where appropriate.

During the fiscal year ended December 31, 2015, the Corporation paid fees of $20,097 ($23,217 for the fiscal year ended December 31, 2014) for services related to the compensation of senior management.

Other Committees of the Board of Directors

The only committee of the Board of Directors other than the Audit Committee, HRCC and CGNC is the Executive Committee, which is comprised of George J. Bunze, Robert J. Foster, Gregory A. C. Yull and Melbourne F. Yull. The function of the Executive Committee is to provide strategic direction for the Corporation. The charter of the Executive Committee is available on the Corporation’s website.

Assessments

Annually, all directors are required to complete a director’s questionnaire designed to assist the Board of Directors in assessing each director, the Board of Directors as a whole, and each committee of the Board of Directors. The results of these assessments are discussed at a meeting of the Board of Directors.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms of Board renewal. The Corporation is aware of the positive impacts of bringing new perspectives to the Board of Directors, and therefore does add new members; however, it values continuity on the Board of Directors and the in-depth knowledge of the Corporation held by those members who have a long-standing relationship with the Corporation.

Policies Regarding the Representation of Women on the Board

The Corporation does not currently have a written policy relating to the identification and nomination of women directors. Historically, the Corporation has not felt that such a policy was needed in light of the considerations set out in the paragraphs immediately below.

Consideration of the Representation of Women in the Director Identification and Selection Process

When the Corporate Governance and Nomination Committee recommends candidates for director positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Board of Directors to perform efficiently and act in the best interest of the Corporation and its stakeholders. The Corporation is aware of the benefits of diversity both on the Board and at the executive level, and therefore female representation is one factor taken into consideration during the search process to fill leadership roles within the Corporation.

Consideration Given to the Representation of Women in Executive Officer Appointments

When the Board of Directors selects candidates for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Corporation’s management to perform efficiently and act in the best interest of the Corporation and its stakeholders. The Corporation is aware of the benefits of diversity both on the Board and at the executive level, and therefore female representation is one factor taken into consideration during the search process to fill leadership roles within the Corporation.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a “target” regarding women on the Board of Directors or in executive officer positions. The Corporation considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

Number of Women on the Board and in Executive Officer Positions

There is one woman on the Board of Directors of the Corporation. Of the nine executive officers of the Corporation, including its major subsidiaries, as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices, one (11.1%)  is a woman.

AUDIT COMMITTEE INFORMATION

Reference is made to the subsection entitled “Audit Committee” under Item 6C in the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 for required disclosure relating to the Audit Committee. The Annual Report on Form 20-F is available under the Corporation’s profile on SEDAR at www.sedar.com and can be obtained by contacting the Corporation at 9999 Cavendish Blvd., Suite 200, Ville-St-Laurent, Québec H4M 2X5, telephone (514) 731-7591.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its Consolidated Financial Statements and Management’s Discussion and Analysis for the fiscal years ended December 31, 2015 and 2014, and additional information about the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Corporation periodically holds investor meetings at its various plant locations and expects to continue to do so in the future.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Form 20-F filed in lieu of an Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the Consolidated Financial Statements of the Corporation for the fiscal years ended December 31, 2015 and 2014 together with the accompanying Auditor’s Report thereon and any interim financial statements of the Corporation for periods subsequent to December 31, 2015 and Management’s Discussion and Analysis with respect thereto; and

(c)	this Circular,

please send your request to:

Attention: Kim Peens

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

Ville-St-Laurent, Québec H4M 2X5

telephone: (514) 731-7591

telecopier: (514) 731-5039

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.

/s/ Neil Wiener
Neil Weiner
Secretary

Montreal, Canada
April 26, 2016

SCHEDULE A

SHAREHOLDERS’ ADVISORY, NON-BINDING RESOLUTION

EXECUTIVE COMPENSATION

BE AND IT IS HEREBY RESOLVED:

THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders of the Corporation accept the approach to executive compensation set out in the section entitled “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” on pages 31 to 36 of the Management Information Circular of the Corporation dated April 26, 2016.

A-1

SCHEDULE B

SHAREHOLDERS’ RESOLUTION

CONFIRMATION OF BY-LAW 2015-1

WHEREAS on November 11, 2015, the Board of Directors adopted By-Law 2015-1 of the Corporation, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”;

BE AND IT IS HEREBY RESOLVED:

THAT By-Law 2015-1 of the Corporation adopted by the Board of Directors on November 11, 2015, as described in the Management Information Circular of the Corporation dated April 26, 2016, is hereby confirmed; and

THAT any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all instruments and documents that such director and officer may, in his or her discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of this resolution.

B-1

SCHEDULE C

BY-LAW 2015-1

A by-law relating to

the nomination of persons for

election to the board of directors of:

INTERTAPE POLYMER GROUP INC.

(the “Corporation”)

Nomination of Directors

1.	Nomination Procedures. Except as otherwise provided by applicable law or by the articles or by-laws of the Corporation, only persons who are nominated in accordance with the following procedures will be eligible for election as a director of the Corporation. Nominations of a person for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including, without limitation, pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act (the “Act”) or a requisition of shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for in section 3 below and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership that is reasonably satisfactory to the Corporation, and (ii) who complies with the notice procedures set out below in this By-law 2015-1.

2.	Nominations for Election. The procedures set out in this By-law 2015-1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.	Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation in accordance with this By-law 2015-1.

4.	Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the day on which the first Public Announcement of the date of the annual meeting of shareholders was made; and

(b)	in the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

5.	Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set out:

(a)	as to each person (a “Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the Nominee;

(ii)	the Nominee’s status as a “resident Canadian” (as such term is defined in the Act);

(iii)	the principal occupation, business or employment of the Nominee, both present and within the five years preceding the notice;

(iv)	the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed or which are owned beneficially or of record by the Nominee and by his or her associates or affiliates (as those terms are respectively defined in the Act) as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice;

(v)	full particulars of all direct and indirect arrangements and understandings, between or among such Nominating Shareholder and its Representatives, on the one hand, and the Nominee and his or her Representatives, on the other hand;

(vi)	any other information relating to the Nominee that would be required to be disclosed in a dissident information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws (as defined below); and

(vii)	a duly-completed personal information form in respect of the Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading; and

(b)	as to the Nominating Shareholder giving the notice:

(i)	the name and address of such Nominating Shareholder, as they appear on the Corporation’s securities register, and of its Representatives;

(ii)	the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed or which are owned beneficially or of record by such Nominating Shareholder and by its Representatives and the date or dates on which such securities were acquired; and

(iii)	any other information that would be required to be made in a dissident information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

6.	Notice to be Updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting of shareholders, or any adjournment or postponement thereof.

7.	Shareholder Discussion. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law 2015-1; provided, however, that nothing in this By-law 2015-1 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

8.	Delivery of Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-law 2015-1 may be given only by personal delivery or facsimile transmission at the address of the principal executive offices of the Corporation, or by email at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice, and such notice will be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation, or sent by email to the email address as aforesaid; provided that if such personal delivery, facsimile transmission or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (eastern time) on a day which is a Business Day, then such personal delivery, facsimile transmission or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

9.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this By-law 2015-1.

10.	Definitions. For purposes of this By-law 2015-1:

(a)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(b)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Québec.

(c)	“person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

(d)	“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(e)	“Representative” of a person means the affiliates and associates (as those terms are respectively defined in the Act) of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates (as so defined) of any of such persons acting jointly or in concert.

The by-laws of the Corporation, as amended from time to time, will be read together and will have effect, so far as practicable, as though all the provisions thereof were contained in one by- law of the Corporation.

SCHEDULE D

SHAREHOLDERS’ RESOLUTION

SHAREHOLDER RIGHTS PLAN

WHEREAS on December 14, 2015, the Board of Directors adopted a Shareholders Rights Plan (the “Plan”); and

WHEREAS under the policies of the Toronto Stock Exchange, the Plan must be ratified by the shareholders of the Corporation at a meeting held within six months following the adoption of the Plan, failing which the Plan must be immediately cancelled and any rights issued thereunder must be immediately redeemed or cancelled;

BE AND IT IS HEREBY RESOLVED:

THAT the Plan, as approved by the Board of Directors on December 14, 2015 and as described in the Management Information Circular of the Corporation dated April 26, 2016, is hereby ratified and approved; and

THAT any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all instruments and documents that such director and officer may, in his or her discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of this resolution.

D-1

Appointment of Proxyholder

I/We, being holder(s) of Common Shares of Intertape Polymer Group Inc. (the “Corporation”), hereby appoint: Gregory A. C. Yull, Chief Executive Officer, or, failing him, Neil Wiener, Corporate Secretary OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held at 10:00 a.m. (Eastern Time) on June 9, 2016, at The Fairmont Royal York, Library Room, 100 Front Street West, Toronto, Ontario (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

	FOR	WITHHOLD
1. Election of Directors

1. Robert M. Beil	☐	☐

2. George J. Bunze	☐	☐

3. Frank Di Tomaso	☐	☐

4. Robert J. Foster	☐	☐

5. James Pantelidis	☐	☐

6. Jorge N. Quintas	☐	☐

7. Mary Pat Salomone	☐	☐

8. Gregory A.C. Yull	☐	☐

9. Melbourne F. Yull	☐	☐

2. Appointment of Auditor
Appointment of Raymond Chabot Grant Thornton LLP as Auditor	☐	☐

	FOR	AGAINST
3. “Say on Pay” Vote

A resolution in the form annexed as Schedule A to the Management Information Circular of the Corporation dated April 26, 2016 (the “Circular”) accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Circular

	☐	☐
4. By-Law 2015-1 of the Corporation

A resolution in the form annexed as Schedule B to the Circular, confirming By-Law 2015-1 of the Corporation, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”

	☐	☐
5. Shareholder Rights Plan of the Corporation
A resolution in the form annexed as Schedule D to the Circular, ratifying and approving the Shareholder Rights Plan of the Corporation	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the CST website www.canstockta.com/financial statements and input code 3320A

❑	I would like to receive quarterly financial statements
❑	I do not want to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 5:00 p.m. (Eastern time) on June 8, 2016.

Proxy Form – Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. to be held on June 9, 2016

(the “Meeting”)

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly-authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Corporation.

How to Vote

INTERNET		TELEPHONE

• Go to www.cstvotemyproxy.com • Cast your vote online • View Meeting documents		Use any touch-tone phone, call toll free 1-888-489-7352 and follow the voice instructions

To vote using your smartphone, please scan this QR Code	è

To vote by telephone or Internet you will need your control number. If you vote by telephone or Internet, do not return this proxy.

MAIL, FAX OR EMAIL

• Complete and return your signed proxy in the envelope provided or send to:

CST Trust Company (“CST”) B1 Level, 320 Bay Street Toronto, ON M5H 4A6

• You may alternatively scan and email you proxy to proxy@canstockta.com.

An undated proxy is deemed to be dated on the day it was received by CST.

All proxies must be received by 5:00 p.m. (Eastern time) on June 8, 2016.

Appointee

I/We, being holder(s) of Common Shares of Intertape Polymer Group Inc. (the “Corporation”), hereby appoint: Gregory A. C. Yull, Chief Executive Officer, or, failing him, Neil Wiener, Corporate Secretary OR

To attend the meeting or to appoint someone to attend on your behalf, print that name here as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held at 10:00 a.m. (Eastern Time) on June 9, 2016, at The Fairmont Royal York, Library Room, 100 Front Street West, Toronto, Ontario (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

	FOR	WITHHOLD
1. Election of Directors

1. Robert M. Beil	☐	☐

2. George J. Bunze	☐	☐

3. Frank Di Tomaso	☐	☐

4. Robert J. Foster	☐	☐

5. James Pantelidis	☐	☐

6. Jorge N. Quintas	☐	☐

7. Mary Pat Salomone	☐	☐

8. Gregory A.C. Yull	☐	☐

9. Melbourne F. Yull	☐	☐

2. Appointment of Auditor
Appointment of Raymond Chabot Grant Thornton LLP as Auditor	☐	☐

	FOR	AGAINST
3. “Say on Pay” Vote

A resolution in the form annexed as Schedule A to the Management Information Circular of the Corporation dated April 26, 2016 (the “Circular”) accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Circular

	☐	☐
4. By-Law 2015-1 of the Corporation

A resolution in the form annexed as Schedule B to the Circular, confirming By-Law 2015-1 of the Corporation, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”

	☐	☐
5. Shareholder Rights Plan of the Corporation
A resolution in the form annexed as Schedule D to the Circular, ratifying and approving the Shareholder Rights Plan of the Corporation	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the CST website www.canstockta.com/financial statements and input code 3320A

❑	I would like to receive quarterly financial statements
❑	I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any instructions previously given with respect to the Meeting. If no voting instructions are indicated above, this VIF will be voted FOR a matter by Management’s appointees or, if you appoint another person, as such other person sees fit. On any amendments or variations proposed or any new business submitted properly before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this VIF. Please see reverse for additional instructions. All VIFs must be received by cut-off date.

Voting Instruction Form (VIF) – Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. to be held on June 9, 2016. (the “Meeting”)

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the Information Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8. Your voting instructions will be recorded on receipt of the VIF.

9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11. This VIF should be read in conjunction with the Information Circular and other proxy materials provided by Management.

How to Vote

INTERNET		TELEPHONE

• Go to www.cstvotemyproxy.com • Cast your vote online • View Meeting documents		Use any touch-tone phone, call toll free 1-888-489-7352 and follow the voice instructions

To vote using your smartphone, please scan this QR Code	è

To vote by telephone or Internet you will need your control number. If you vote by telephone or Internet, do not return this VIF.

MAIL, FAX OR EMAIL

• Complete and return your signed VIF in the envelope provided or send to:

CST Trust Company (“CST”) B1 Level, 320 Bay Street Toronto, ON M5H 4A6

• You may alternatively scan and email your VIF to proxy@canstockta.com.

An undated VIF is deemed to be dated on the day it was received by CST.

All VIFs must be received by 5:00 p.m. (Eastern time) on June 8, 2016